UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nippon Healthcare Toshi Hojin
(Name of Subject Company)

Nippon Healthcare Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Japan Rental Housing Investments Inc.
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takashi Chiba
General Manager of REIT Planning Dept.
Daiwa Real Estate Asset Management Co,Ltd
6-2-1 Ginza, Chuo-ku, Tokyo, Japan
(Telephone +81-3-6757-9650)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

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PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on November 20, 2019.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice Regarding Conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation

2	Notice Concerning Forecasts of Operating Results and Distributions for the Fiscal Period Ending September 2020 and the Fiscal Period Ending March 2021 after the Merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation

3	Notice Concerning Disposition of Assets

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ikuo Shoda
(Signature)

Ikuo Shoda
Executive Director
Japan Rental Housing Investments Inc.
(Name and Title)

November 20, 2019
(Date)

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EXHIBIT 1

Notice Regarding Conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

November 19, 2019

To All Concerned Parties:

REIT Issuer: Japan Rental Housing Investments Inc.
4-17-33 Minami Aoyama, Minato-ku, Tokyo 107-0062
Representative: Ikuo Shoda, Executive Director
(Securities Code: 8986)
REIT Issuer: Nippon Healthcare Investment Corporation
6-2-1 Ginza, Chuo-ku, Tokyo 104-0061
Representative: Shunichi Suzuki, Executive Director
(Securities Code: 3308)
Asset Manager: Daiwa Real Estate Asset Management Co. Ltd.
Toshio Fukushima, President and Chief Executive Officer
Inquiries: Seiji Kimoto, Deputy Chief Corporate Division Officer
Tel: +81-3-6757-9680
Inquiries: Takashi Chiba, General Manager, Corporate Division
Tel: +81-3-6757-9600

Notice Regarding Conclusion of Merger Agreement between
Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation

Japan Rental Housing Investments Inc. (“JRH”) and Nippon Healthcare Investment Corporation (“NHI”; and together with JRH, hereinafter collectively referred to as the “both REITs”) announce that both REITs have respectively resolved at their respective board of directors meetings held today to implement an absorption-type merger as stated below, with JRH as the surviving corporation and NHI as the absorbed corporation (the “Merger”) with the effective date being April 1, 2020, and that the both REITs have entered into a merger agreement (the “Merger Agreement”) dated today.

1.	Purpose of the Merger

While the performance of each REIT is generally solid, there are currently more than 60 REIT issuers in the whole J-REIT market and competition is intensifying. As of the end of October 2019, the total acquisition price of the assets under management of all the issuers listed on the J-REIT market was approximately JPY18.9 trillion (Note), and the total market capitalization of such issuers was approximately JPY17.0 trillion. The investment target sectors of J-REITs are diverse, ranging from offices to retail facilities, residential facilities, logistics facilities, hotels, and healthcare facilities. The J-REIT market is expected to become an increasingly popular vehicle for real estate investments by further growth of the market. Under such circumstances, both REITs believe, that, in order to achieve further growth and obtain the investors’ support in the J-REIT market, both REITs need to promptly implement appropriate measures in order to ensure competitiveness and differentiate themselves from other REITs.

Note:	Source: ARES J-REIT Databook issued by the Association for Real Estate Securitization

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

1

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

JRH is a “residential specialized REIT”, and was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange in June 2006 (securities code: 8986). JRH has been diversifying investment in rental housing across Japan with a focus on three main metropolitan areas including the 23 wards of Tokyo (Note). JRH implemented an absorption-type merger, with JRH as the surviving corporation and Prospect REIT Investment Corporation as the absorbed corporation, effective on July 1, 2010, and added 52 properties (JPY52.9 billion based on acquisition price) to its portfolio. Since the merger, JRH has aimed to steadily improve the level of distributions by improving the quality of its portfolio through replacement of properties (disposition of existing properties and acquisition of new properties), strengthening overall operations, such as improving occupancy rates, and focusing on cost reductions, such as reducing interest-bearing debt expenses. As a result, JRH’s distribution per unit has increased to JPY2,040 for the fiscal period ended September 2019 and JRH manages a portfolio consisting of a total of 193 properties (a total acquisition price of JPY227.8 billion) and the total number of investment units issued and outstanding is 1,640,060 units as of today.

Note:	The three major metropolitan areas mean the Kanto metropolitan area, the Chukyo metropolitan area, and the Kinki metropolitan area.

On the other hand, NHI was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange in November 2014 as the first J-REIT in Japan specializing in healthcare facilities (securities code: 3308), and has been diversifying its investments in healthcare facilities nationwide. NHI was established to address Japan’s structural problem of age demographics where the younger population is decreasing and the ratio of elderly people is increasing, and the associated social demand for the enhancement of private nursing homes and other facilities for the elderly, the supply of which is thought to be insufficient. As such, NHI has aimed to seize the opportunity to obtain cash flow generated by expansion of the social demand and contribute to the realization of Japan’s major policy to improve the residential environment for the elderly. As of today, NHI manages a portfolio consisting of a total of 23 properties (total acquisition price of JPY19.7 billion) and the total number of investment units issued and outstanding is 74,632 units.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

2

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

The asset manager of both REITs is Daiwa Real Estate Asset Management Co., Ltd. (“DR”), a wholly owned subsidiary of Daiwa Securities Group Inc. (“DSGI”), which is a sponsor of both REITs. DR is currently entrusted with asset management business of five investment corporations: Daiwa Office Investment Corporation, Daiwa Residential Private Investment Corporation, Daiwa Hotel Private Investment Corporation, and both REITs (which means DR manages the largest number of investment corporations in Japan among asset managers of investment corporations), in addition to other real estate funds other than investment corporations. DR has accumulated a track record of asset management assisted by DSGI’s sponsor support.

To date, both REITs have taken the following measures to ensure stable income over the medium to long term and steady expansion of their assets, taking advantage of their respective characteristics. At the same time, both REITs are also aware of the challenges they are facing.

JRH has achieved sustained dividend growth by taking advantage of steady demand for rental housing, with a focus on the three major metropolitan areas including the 23 wards of Tokyo, as well as other regions, and by establishing a stable portfolio of 227.8 billion based on the total acquisition price. However, JRH is being affected by changes in the supply-demand conditions in the rental housing investment market, as is the case with other residential J-REITs. For instance, the competition for acquisition of superior properties has intensified under the continued low interest rate environment. In such situation, JRH has adopted a property replacement strategy with a view to improve the quality of portfolio as a top priority under the new medium-term target (“JRH New Medium-Term Target”) established and announced by JRH in May 2019, and has been replacing its owned properties steadily thereafter, but JRH expects it will take some period of time (approximately three to five years) to complete such strategy.

NHI has developed its expertise on healthcare assets, which is a growing market, has established good relationship with operators by engaging in numerous transactions with operators, and has accumulated a track record of asset management, under the backdrop of the social demand for the enhancement of private nursing homes and other facilities for the elderly under the macro environment of age demographics, where the younger population is decreasing and the ratio of elderly people is increasing. On the other hand, there are constraints on opportunities for external growth due to factors such as stagnation in its investment unit price due to the small scale of its portfolio assets.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

3

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Under such circumstances, given that both REITs are managed by the same asset manager and sponsored by the same company and that both REITs manage assets that can be considered as having a certain degree of affinity in the framework of “places where people live and reside” for a wide range of age groups from students, single-person households, DINKS (double-income households with no kids), and families to senior households, expansion of their respective investment targets through the Merger from the current ones (rental housing/healthcare facilities) into those with a certain degree of affinity in the above framework would enable JRH to secure investment opportunities in other asset classes in order to achieve the JRH New Medium-Term Target earlier than scheduled under the circumstances where competition for acquisition is becoming more and more intensified in the rental housing investment market, as well as to secure opportunities to acquire healthcare facilities warehoused by the same sponsor after the Merger, and would enable NHI to secure large-scale external growth opportunities and improve stability in its portfolio income and risk diversification by increasing the likelihood of equity financing through future issuance of new investment units as a result of expansion of asset size and market capitalization. Therefore, both REITs believe that the Merger would contribute to resolving each of the challenges they are facing as stated above. In addition, both REITs share the view that as a result of industry reorganization and new entries led by major companies in the healthcare industry, the credit risk of healthcare operators, which had been an issue of concern, has declined and thereby the difference of the cap rates between rental housing and healthcare facilities is now considered to be almost ignorable. Accordingly, both REITs has reached the conclusion that the Merger would combine the characteristics and strengths of both REITs and re-characterize both REITs as a REIT that comprehensively provides comfortable living spaces suited to each life stage that “support life and lifestyle of everyone” and therefore it would contribute to ensure further growth in the future and thereby maximize unitholders’ value by securing earnings and stabilizing and improving distribution. Accordingly, both REITs entered into the Merger Agreement as of today. Further, JRH and NHI have been operated as REITs specializing in rental housing and healthcare facilities respectively. There are some differences in characteristics between these two asset classes such as in the number of investment properties, market size, tenant composition, and necessity of management by operators. However, as mentioned above, in the framework of “places where people live and reside” and from the viewpoint of stable cash flow, there would be a closer affinity in the combination of rental housing and healthcare facilities, as compared with the combination of rental housing or healthcare facilities with other asset classes such as offices, retail facilities and logistics facilities. Therefore, both REITs believe that, in order to resolve the issues that both REITs have faced so far, the expansion of their investment targets into asset classes with a certain affinity to each other would be in line with unitholders’ expectations from the viewpoint of the investment risk/return profile. The Merger would enable both REITs, as a united single REIT, to flexibly respond to the social demand shift from rental housing to healthcare facilities in response to the aging population and changes in the social structure. Both REITs will dispose of 27 JRH properties with a total anticipated disposition price of JPY13,606 million on April 1, 2020, which is the effective date of the Merger, and will acquire healthcare facilities comprising of 28 properties with a total anticipated acquisition price of JPY62,660 million (the “Assets to be Acquired”) on April 2, 2020, which is the day immediately following the effective date of the Merger, subject to the Merger taking into effect and other condition precedents. Both REITs will replace their assets with a view to improve the quality of the portfolio at the same time as expanding their assets through the Merger. In addition, JRH will issue its new investment units by way of a third-party allotment as of the effective date of the Merger, and allocate the proceeds of such issuance to partially fund the acquisition of the Assets to be Acquired (Note). Through the Merger and a series of related transactions (the “Merger and Related Transactions”), it is expected that JRH will be able to (i) increase its asset size and market capitalization, (ii) improve the quality of its portfolio by achieving the JRH New Medium-Term Target earlier than scheduled, (iii) increase level of distributions and (iv) enhance future external growth opportunities through the expansion of its investment targets. On the other hand, NHI will be able to (i) improve liquidity of its investment units through the expansion of its asset size and market capitalization, (ii) achieve significant external growth of its healthcare asset at an early stage, and (iii) strengthen operational alliance with Good Time Living Co. Ltd. (former Orix Living Co. Ltd.) (“Good Time Living”), a healthcare operator that became a subsidiary of DSGI in August 2019, and, thereby, improve income stability, and (iv) obtain flexible property acquisition capability through improvement of financing capacity. Both REITs believe that these are expected to contribute to ensuring stable leasing income in the medium to long term and to sustainable improvement of the unitholders’ value.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

4

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Note:	For the details of the issuance of new investment units by way of a third-party allotment and the disposition of assets, please refer to the press releases entitled “Notice Concerning Issuance of New Investment Units through Third-Party Allotment” and “Notice Concerning Disposition of Assets” released by JRH today. For the details of the acquisition of the Assets to be Acquired, please refer to the press release entitled “Notice Concerning Acquisition and Leasing of Property” released by NHI today.

DSGI, which is the sponsor of both REITs, is further promoting its efforts to achieve SDGs (Sustainable Development Goals) through Good Time Living’s healthcare operation business by, for example, implementing initiatives that contribute to “Good Health and Well-being for All People”, which is one of the goals of its SDGs. DSGI will further strengthen its real estate asset management business under its medium-term management plan “Passion for the Best 2020,” while demonstrating its strong sponsorship commitment through the Merger and Related Transactions and providing support for the sustainable growth of the REIT after the Merger.

The total asset size of the REIT after the Merger and Related Transactions (equivalent to the total of (i) the (anticipated) acquisition price of JRH’s assets as of April 2, 2020 and (ii) the total (estimated) value of NHI’s existing assets to be accepted by JRH) will reach approximately JPY 303.0 billion, enabling a significant expansion of the asset size. In addition, after the Merger and Related Transactions, the portfolio will be diversified to a certain extent with 71% in residential facilities and 29% in healthcare facilities (each based on the (anticipated) acquisition price), and the average building age (Note) will be younger with such age of residential facilities decreasing from 15.2 to 14.8 years and such age of healthcare facilities decreasing from 11.8 to 8.2 years respectively, which will improve the portfolio quality. Through a wide range of investments in residential and healthcare facilities, both REITs will aim to further increase unitholders’ value by realizing stability and sustainable growth through flexible real estate management that will meet the needs of changing social conditions. In addition, it is expected that the aforementioned external growth and internal growth strategies will lead to increase in distributions, and that the Merger will increase the stability of investment unit prices brought by enhanced liquidity of the investment units.

Note:	The average building age is the weighted average age obtained by dividing the building ages as of November 19, 2019 by the sum of the (anticipated) acquisition prices.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

5

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

2.	Overview of the Merger
(1)	Merger Timetable

JRH

Board of Directors’ Meeting to Approve the Merger Agreement Execution Date of the Merger Agreement	November 19, 2019
Date of Public Notice of the Record Date for General Meeting of Unitholders	November 20, 2019 (scheduled)
Record Date of General Meeting of Unitholders	December 13, 2019 (scheduled)
Date of General Meeting of Unitholders	February 13, 2020 (scheduled)
Effective Date of the Merger	April 1, 2020 (scheduled)
Registration Date of the Merger	Early April 2020 (scheduled)
Note:	In accordance with simplified merger procedures under Paragraph 2 of Article 149-7 of the Act Concerning Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended, hereinafter referred to as the “Investment Trust Act”), JRH plans to implement the Merger without obtaining the approval of the General Meeting of Unitholders as required by Paragraph 1 of the abovementioned article. Accordingly, at the general meeting of unitholders of JRH, the proposal regarding approval of the Merger Agreement will not be submitted, but rather the proposal regarding amendment to the Articles of Incorporation, among other proposals, are scheduled to be submitted as described in (4) below.

NHI

Board of Directors’ Meeting to Approve the Merger Agreement Execution Date of the Merger Agreement	November 19, 2019

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

6

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Date of Public Notice of the Record Date of General Meeting of Unitholders	November 20, 2019 (scheduled)
Record Date of General Meeting of Unitholders	December 13, 2019 (scheduled)
Date of General Meeting of Unitholders	February 4, 2020 (scheduled)
Delisting Date	March 30, 2020 (scheduled)
Effective Date of the Merger	April 1, 2020 (scheduled)
Registration Date of the Merger	Early April 2020 (scheduled)

(2)	Method of Merger

JRH will be the surviving corporation under an absorption-type merger and NHI will be dissolved upon the Merger.

(3)	Allocation of Units upon the Merger
	JRH (Surviving corporation in the absorption-type merger)	NHI (Absorbed corporation in the absorption-type merger)
Allocation of units upon the Merger	1	2.05
Note 1:	The number of new JRH investment units to be issued upon the Merger: 152,995 investment units (scheduled)
Note 2:	Fractions of less than one unit will arise with respect to the number of investment units to be allotted to the unitholders of NHI through the allotment of 2.05 units of JRH per unit of NHI. These fractional units will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who are allocated fractions, in proportion to the size of their fractional units to be allocated.
Note 3:	In addition to the abovementioned investment units, JRH intends to pay, within a reasonable period after the effective date of the Merger, to NHI unitholders (those unitholders stated or recorded in the final unitholders registry on the day immediately preceding the effective date of the Merger (excluding NHI unitholders who demanded the buyback of their investment units pursuant to Article 149-3 of the Investment Trust Act (excluding unitholders that have withdrawn such request for buyback), and hereinafter referred to as the “Allotted Unitholders”)) or the registered pledgees of investment units held by Allotted Unitholders, in lieu of the cash distribution pertaining to NHI’s final fiscal period from November 1, 2019 to March 31, 2020, a payment on merger corresponding to the cash distribution based on NHI’s distributable income for that same period. Such payment on merger will be an amount (disregarding any fractions of a yen) equivalent to NHI’s distributable income on the date immediately preceding the effective date of the Merger divided by the total number of issued NHI investment units on that date, less the number of investment units held by unitholders other than the Allotted Unitholders; the same will be applicable hereinafter. Details will be announced when determined.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

7

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

(4)	Amendment to the Articles of Incorporation of the Surviving Corporation

As a result of the Merger, JRH intends to transform into a housing-oriented REIT investing in healthcare facilities (including hospitals and other medical facilities) in addition to residential properties. For this purpose, subject to the Merger taking effect, JRH will change its trade name to “Daiwa Securities Living Investment Corporation” and partially change its investment policies and investment targets. To make such changes and other related changes, JRH will make a proposal regarding the amendments to the Articles of Incorporation (the “Amendments to Articles of Incorporation”) at the 13th General Meeting of Unitholders to be held on February 13, 2020. Please refer to Appendix for the details of the Amendments to Articles of Incorporation. JRH will file a notification pursuant to Article 191 of the Investment Trust Act promptly after the Amendments to Articles of Incorporation taking effect.

(5)	Major Conditions Precedent to the Merger

The Merger will be subject to following conditions and other conditions set forth in the Merger Agreement being fulfilled on the day immediately prior to the effective date of the Merger. If any of such conditions are unfulfilled or if it becomes clear that any of such conditions will not be fulfilled by the day immediately prior to the effective date of the Merger, JRH and NHI may respectively terminate the Merger Agreement upon written notice to the other party prior to the effective date of the Merger.

●	It has been confirmed in a manner and substance reasonably satisfactory to both REITs that the filing of a registration statement on Form F-4 is not required for the Merger under the U.S. securities laws.
●	NHI and DR have agreed in advance to terminate, as of the effective date of the Merger, the asset management agreement executed between NHI and DR, with the contents that JRH is reasonably satisfied.
●	Necessary procedures (including approval at each of the general meetings of unitholders of JRH and NHI) and obtaining permits and approvals as required to implement the Merger or the matters contemplated in connection with the Merger have been completed pursuant to applicable laws and regulations as well as internal rules.
●	Consent has been obtained from all of the financial institutions that have been providing loans to JRH or NHI, regarding the implementation of the Merger and the basic terms and conditions for the lending on and after the effective date of the Merger (with respect to loan agreements, including the countermeasures for the prevention of the occurrence of breaches of financial covenants, breaches of other covenants and acceleration event attributable to the surviving corporation after the Merger), and such consent has not been withdrawn by any of such financial institutions.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

8

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

●	Approval from the other parties from whom both REITs should obtain an approval regarding the implementation of the Merger in compliance with contracts and other agreements (except (i) financial institutions that provides a loan to JRH or NHI and (ii) the parties with whom JRH and NHI have agreed upon consultation that there is little importance to maintain relevant contracts and agreement for operation of the surviving corporation after the Merger) has been obtained, and such consent has not been withdrawn by any of such other parties.
●	There has been no breach (excluding minor breach) of contractual obligations (including the Merger Agreement) or any default in monetary obligations (including delinquency in payment of tax due and payable) (however, excluding minor breach), or there has been no occurrence of acceleration event (including any event that will fall in an event of default as a result of the passage of time, the giving of notice, or both), suspension of payment, inability to pay debts, or commencement of or filing of petition for bankruptcy, special liquidation, civil rehabilitation, other applicable legal insolvency procedures, or procedures for private arrangement such as Turnaround ADR as to either of both REITs.
●	None of either of both REITs or DR has received administrative sanction from the regulatory authorities such as cancellation of the registration, suspension of business in whole or in part, or other administrative sanction that would cause material hindrance or material adverse effects to implement the Merger.
●	Other than the above, there exist no events that are reasonably considered to materially hinder, or make extremely difficult, the realization of the Merger.

3.	Basis for the Calculation of the Allocation of Investment Units upon the Merger
(1)	Basis for the Calculation

JRH appointed Ernst & Young Transaction Advisory Services Co., Ltd. (“EYTAS”) and NHI appointed Deloitte Tohmatsu Financial Advisory LLC (“DTFA”), respectively, as their respective financial advisors for the Merger. In order to ensure the fairness of the calculation of the merger ratio for the Merger, both REITs have requested that their respective financial advisor conduct financial analyses of the merger ratio for the Merger.

EYTAS performed its financial analyses of the merger ratio by adopting the following methods in order to analyze the investment units of both REITs from multiple perspectives. EYTAS adopted (i) the market investment unit price analysis for the purpose of reflecting into its financial analyses the prices of the investment units of both REITs on the Tokyo Stock Exchange as such investment units are listed thereon, (ii) the dividend discount model (“DDM”) for the purpose of reflecting into its financial analyses the theoretical dividends that the unitholders of both REITs would receive in the future, (iii) the comparable similar investment corporation analysis for the purpose of reflecting into its financial analyses the valuation based on the investment unit prices of other J-REITs conducting business similar to that of both REITs and (iv) the adjusted net asset value approach for the purpose of reflecting into its financial analyses the unrealized gains/losses in respect of the assets held by both REITs. A summary of EYTAS’s analyses is shown below.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

9

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Method of Analysis	Range of Merger Ratios
Market investment unit price analysis	1.97 ~ 2.07
DDM	1.61 ~ 2.18
Comparable similar investment corporation analysis	1.94 ~ 2.06
Adjusted net asset value approach	2.06

Taking into account recent market conditions for the investment units of both REITs, EYTAS used, as their market investment unit prices, the closing investment unit prices as of the financial analysis date, the average closing investment unit prices for the one-month, three-month and six-month periods preceding the financial analysis date, which was set as November 18, 2019.

The calculation and analyses of the merger ratio by EYTAS are also based on certain other assumptions apart from what is indicated above. For further details additionally explaining assumptions and disclaimers, please refer to (Note 1) at the end of this press release.

The profit plans of both REITs used by EYTAS as the basis for the DDM does not include any fiscal periods in which significant changes in profit are projected.

DTFA performed its financial analyses of the merger ratio by adopting the following methods. DTFA adopted (i) the average market investment unit price analysis as the investment units of both REITs are listed on the Tokyo Stock Exchange and there are market investment unit prices available, (ii) the dividend discount model (DDM) for the purpose of reflecting into its financial analyses the theoretical dividends that the unitholders of both REITs would receive in the future, (iii) the comparable similar investment corporation analysis as there are several listed investment corporations comparable to both REITs and the investment unit value may be analogically inferred by using the comparable similar investment corporation analysis and (iv) the adjusted net asset value approach for the purpose of reflecting into its financial analyses the unrealized gains/losses in respect of the assets held by both REITs. A summary of DTFA’s analyses is shown below.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

10

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Method of Analysis	Range of Merger Ratios
Average market investment unit price analysis	1.97 ~ 2.07
DDM	1.96 ~ 2.24
Comparable similar investment corporation analysis	1.76 ~ 2.15
Adjusted net asset value approach	2.12 ~ 2.16

Taking into account recent market conditions for the investment units of both REITs, DTFA used, as their market investment unit prices, the closing investment unit prices as of the financial analysis date, the average closing investment unit prices for the one-week, one-month, three-month and six-month periods preceding the financial analysis date, which was set as November 18, 2019.

The calculation and analyses of the merger ratio by DTFA are also based on certain other assumptions apart from what is indicated above. For further details additionally explaining assumptions and disclaimers concerning DTFA’s analyses, please refer to (Note 2) at the end of this press release.

The future profit plans of both REITs used by DTFA as the basis for the DDM does not include any fiscal periods in which significant changes in profit are projected.

(2)	Background of the Calculations

As a result of careful discussions and negotiations between both REITs, taking comprehensively into consideration factors such as the financial performance and condition of the assets and liabilities of each, their future business prospects, the merits of the Merger and the results of the analyses performed by their respective financial advisors, both REITs concluded that the above merger ratio is appropriate.

(3)	Relationships with Financial Advisors

Neither EYTAS nor DTFA falls under a related party of both REITs as defined in Article 67, Paragraph 4 of the Regulation on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006 as amended) and do not have any material interests in connection with the Merger that should be disclosed.

(4)	Prospects and Reasons for Delisting

The Merger is scheduled to be implemented in the form of an absorption-type merger whereby JRH will be the surviving corporation and NHI will be dissolved in accordance with Item 4, Article 143 of the Investment Trust Act. The investment units issued by NHI are expected to be delisted on March 30, 2020, which is two trading days prior to the effective date of the Merger, in accordance with the delisting criteria stipulated by the Tokyo Stock Exchange. In exchange for the Merger, each of NHI’s unitholders will be allocated new JRH investment units in accordance with the number of NHI investment units they hold and thus become JRH unitholders. As the JRH investment units are listed on the Tokyo Stock exchange, they will continue to have the opportunity to trade their investment units on the Tokyo Stock Exchange.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

11

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

(5)	Measures to Ensure Fairness
i.	Measures to ensure fairness in the process of considering appropriateness of the Merger and the merger ratio

Regarding both REITs, DR conducts their respective asset management operations. In this respect, in considering the Merger and giving advice and support to the Board of Directors of each of JRH and NHI, DR ensured that information was thoroughly blocked through a system where (i) different working groups, consisting of the different asset management department heads (JRH: Head of JRH Asset Management Department/NHI: Head of Asset Management Department) and the different asset management departments (JRH: JRH Asset Management Department/NHI: Asset Management Department), were assigned to each team responsible for the asset management operations of each REIT and (ii) a Chinese wall was appropriately built between the relevant asset management departments. In addition, if a relevant asset management department needed to communicate information in a way that may cause a conflict of interests, in the course of their consideration of the Merger, DR ensured that such information was communicated through respective financial advisor individually appointed by each REIT and thereby prevented direct contact between the relevant asset management departments under such situation.

In considering the Merger and giving advice and support to the Board of Directors of each of JRH and NHI, each of the asset management department heads and each of the asset management departments reported the status of their considerations to the Board of Directors of each REIT on a timely basis with each board being composed of the respective REIT’s executive director (who is not an officer or employee of the asset manager) and two supervisory directors (whose independence from the asset manager is ensured as required by the Investment Trust Act). All material matters for their consideration, including the execution of the Merger Agreement, were deliberated on and approved by their respective Board of Directors.

In accordance with the Articles of Incorporation of JRH and the Asset Management Agreement with the JRH, DR will receive from JRH, the surviving REIT, the merger fee and the management fee for the management of the assets after the Merger takes effect, but the merger ratio will not affect the amount of any of such fees. DR also agreed with NHI, among other things, that the merger fee payable by NHI to DR upon the Merger and the Management Fee I (based on assets under management) and the Management Fee II (based on operating income) for the final fiscal period will be zero, and that the administrative fee for handling the General Meeting of Unitholders of NHI will be reduced.

Furthermore, JRH appointed Nagashima Ohno & Tsunematsu and NHI appointed Kimura Takushima & Yamaguchi, as their respective legal advisors for the Merger, and both REITs received independent advice on the methodology and process relating to the procedures and decision-making process required for the Merger.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

12

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

ii.	Measures to ensure fairness in the calculation of the merger ratio

As discussed in (1) through (3) above, in order to ensure the fairness of the Merger, JRH obtained from EYTAS as an independent financial advisor for the benefit of its unitholders, a written merger ratio calculation report providing analyses based on certain assumptions in respect of the merger ratio from a financial perspective.

On the basis of the foregoing, JRH’s Board of Directors concluded that sufficient steps had been taken to ensure the fairness of the Merger with respect to the calculation of the merger ratio.

On the other hand, in order to ensure the fairness of the Merger, NHI obtained from DTFA as an independent financial advisor for the benefit of its unitholders, a written merger ratio calculation report providing analyses based on certain assumptions in respect of the merger ratio from a financial perspective.

On the basis of the foregoing, NHI’s Board of Directors concluded that sufficient steps had been taken to ensure the fairness of the Merger with respect to the calculation of the merger ratio.

However, both REITs did not obtain written opinions (so-called “fairness opinions”) from their respective financial advisors to the effect that the merger ratio is reasonable for their respective unitholders from a financial perspective.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

13

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

4.	Outline of Parties to Merger
		Surviving Corporation		Absorbed Corporation
(1)	Name	Japan Rental Housing Investments Inc.		Nippon Healthcare Investment Corporation
(2)	Location	4-17-33 Minami Aoyama Minato-ku, Tokyo		6-2-1 Ginza, Chuo-ku, Tokyo
(3)	Name of Executive Directors	Ikuo Shoda		Shunichi Suzuki
(4)	Unitholders Capital (Note 1)	JPY91,715 million		JPY9,971 million
(5)	Date of Incorporation	October 7, 2005		January 7, 2014
(6)	Total Number of Investment Units Issued (Note 2)	1,640,060 units		74, 632 units
(7)	Fiscal Period End	March, September		April, October
(8)	Main Assets under Aanagement	Real estates and real estate trust beneficiary interests		Real estates and real estate trust beneficiary interests
(9)	Number of Properties (Note 1)	Rental housing 193		Fee-based homes for the elderly 22 Elderly housing with supportive services 1
(10)	Book Value at the End of Fiscal Period (Note 2)	Rental housing JPY 216,604 million		Fee-based homes for the elderly JPY18,784 million Elderly housing with supportive services JPY 605 million
(11)	Main Banks	Mitsubishi UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation and other 16 banks		Mizuho Bank, Ltd., Sumitomo Mitsui Trust Bank, Ltd and other 6 banks
		The Master Trust Bank of Japan, Ltd. (Trust account)	16.31%	Daiwa Securities Group Inc.	10.18%
		Japan Trustee Services Bank, Ltd. (Trust account)	13.74%	The Master Trust Bank of Japan, Ltd. (Trust account)	8.72%
(12)	Major Unitholders and Ratio of Investment Units Held (Note 2)	NOMURA BANK (LUXEMBOURG) S.A.	4.39%	Japan Trustee Services Bank, Ltd. (Trust account)	5.88%
		The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	3.88%	SCB SG S/A SCB THAILAND AC FOR CIMB-PRINCIPAL PROPERTY JP000294300545	4.02%
		Daiwa Securities Group Inc.	3.35%	The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	2.92%

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

14

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

(13)	Operating Results for the Last Three Fiscal Periods
(Unit: millions of yen unless otherwise noted; values less than one unit are rounded off)
Fiscal year end		Japan Rental Housing Investments Inc.			Nippon Healthcare Investment Corporation
		2018 September	2019 March	2019 September	2018 April	2018 October	2019 April
Operating revenue		8,250	8,256	8,460	697	697	705
Operating income		3,733	3,720	3,834	273	271	281
Ordinary income		3,115	3,159	3,365	247	244	257
Net income		3,114	3,158	3,364	246	243	256
Net income per unit (yen)		1,899	1,925	2,051	3,302	3,259	3,437
Distribution per unit (yen)		1,964	1,990	2,040	4,163	4,130	4,307
Net assets per unit (yen)		66,076	66,055	66,124	139,516	138,613	137,920
Net assets		108,369	108,334	108,447	10,412	10,344	10,293
Total assets		227,305	226,953	227,187	21,146	21,068	21,019
(14)	Name of Asset Manager	Daiwa Real Estate Asset Management Co. Ltd.			Daiwa Real Estate Asset Management Co. Ltd.
(15)	Location of Asset Manager	6-2-1 Ginza, Chuo-ku, Tokyo			6-2-1 Ginza, Chuo-ku, Tokyo
(16)	Title and Name of Representative of Asset Manager	Toshio Fukushima, President and Chief Executive Officer			Toshio Fukushima, President and Chief Executive Officer
(17)	Relationship between the Parties
	Capital Relationship	There is no capital relationship to be reported between the parties to the Merger. The asset manager of both parties is DR.
	Personnel Relationship	There is no personal relationship to be reported between the parties to the Merger. The asset manager of both parties is DR.
	Business Relationship	There are no business relationships to be reported between the parties to the Merger. The asset manager of both parties is DR.
	Status as Related Party	Each party to the Merger does not fall under the category of a related party of the other party. However, DR, the asset manager of both parties, is a related party of each of them.
Note 1:	The figures shown are as of November 19, 2019.
Note 2:	The figures shown for JRH are as of September 30, 2019 and those for NHI are as of April 30, 2019. The “Ratio of Investment Units Held” is rounded down to the second decimal place.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

15

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

5.	Post-Merger Status
(1)	Status of Surviving Corporation
Surviving Corporation
(1)	Name	Daiwa Securities Living Investment Corporation (Scheduled) (Note 1) (Currently, Japan Rental Housing Investments Inc.)
(2)	Location	6-2-1 Ginza, Chuo-ku, Tokyo (Scheduled) (Note 2) (Currently, 4-17-33 Minami Aoyama Minato-ku, Tokyo)
(3)	Name of Executive Directors	Ikuo Shoda Shunichi Suzuki (Scheduled) (Note 3)
(4)	Unitholders Capital	Undetermined (Currently, not determined)
(5)	Fiscal Period End	March, September
(6)	Net Assets	Undetermined (Currently, not determined)
(7)	Total Assets	Undetermined (Currently, not determined)
(8)	Name of Asset Manager	Daiwa Real Estate Asset Management Co. Ltd.
(9)	Location of Asset Manager	6-2-1 Ginza, Chuo-ku, Tokyo
(10)	Name and Title of Representative of Asset Manager	Toshio Fukushima, President and Chief Executive Officer
Note 1:	Subject to the Merger taking effect, JRH will change its trade name and its asset management targets and policies. To make such changes, JRH will make a proposal regarding the amendments to the Articles of Incorporation at the 13th General Meeting of Unitholders to be held on February 13, 2020. Please refer to Appendix for the details of the Amendments to the Articles of Incorporation.
Note 2:	JRH will submit a proposal regarding the amendment to the Articles of Incorporation at its 13th General Meeting of Unitholders to be held on February 13, 2020, to change the location of its head office as of April 1, 2020.
Note 3:	Subject to the Merger taking effect, JRH intends to appoint Mr. Shunsuke Suzuki as a new executive director and Ms. Chizuko Nakata as a new supervisory director as of the effective date of the Merger, and will submit a proposal for their appointment at its 13th General Meeting of Unitholders to be held on February 13, 2020.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

16

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

(2)	Major Unitholders and Ratio of Investment Units Held before and after the Merger
Before the Merger
JRH (Note 1)		NHI (Note 1)
The Master Trust Bank of Japan, Ltd. (Trust Account)	16.31%	Daiwa Securities Group Inc.	10.18%
Japan Trustee Services Bank, Ltd. (Trust Account)	13.74%	The Master Trust Bank of Japan, Ltd. (Trust Account)	8.72%
NOMURA BANK (LUXEMBOURG) S.A.	4.39%	Japan Trustee Services Bank, Ltd. (Trust Account)	5.88%
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	3.88%	SCB SG S/A SCB THAILAND AC FOR CIMB-PRINCIPAL PROPERTY JP000294300545	4.02%
Daiwa Securities Group Inc.	3.35%	The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	2.92%
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	2.92%	NORTHERN TRUST CO.(AVFC) SUB A/C USL NON-TREATY	2.41%
Mitsubishi UFJ Trust and Banking Corporation	1.99%	Daiwa Real Estate Asset Management Co., Ltd.	1.33%
Aozora Bank, Ltd.	1.64%	Fukui Medical Credit Association	1.26%
SSBTC CLIENT OMNIBUS ACCOUNT	1.57%	UENOYA BUILDING Co. Ltd.	1.25%
STATE STREET BANK WEST CLIENT-TREATY 505234	1.47%	Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	1.20%
After the Merger (simple sum after taking into account merger ratio) (Note 2)
Daiwa Securities Group Inc.			15.72%
The Master Trust Bank of Japan, Ltd. (Trust Account)			13.66%
Japan Trustee Services Bank, Ltd. (Trust Account)			11.39%
NOMURA BANK (LUXEMBOURG) S.A.			3.50%
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)			3.31%
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)			2.42%
Mitsubishi UFJ Trust and Banking Corporation			1.58%
Aozora Bank, Ltd.			1.31%
SSBTC CLIENT OMNIBUS ACCOUNT			1.25%
STATE STREET BANK WEST CLIENT-TREATY 505234			1.17%

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

17

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Note 1:	Figures shown are based on JRH’s unitholders register as of September 30, 2019 and NHI’s unitholders register as of April 30, 2019, respectively. Accordingly, the figures may not reflect the actual holdings of the unitholders. The “Ratio of Investment Units Held” are rounded down to the second decimal place.
Note 2:	The post-merger major unitholders and ratios of investment units held are calculated on the basis of the major unitholders’ unitholding ratios before the Merger as described above, assuming JRH’s investment units will be allocated in accordance with “2. Overview of the Merger; (3) Allocation of Units upon the Merger” above and new investment units will be issued through a third-party allotment as shown in “1. Purpose of the Merger”. The “Ratio of Investment Units Held” are rounded down to the second decimal place.

(3)	Amendment to Asset Management Agreement and its Contents

After the Merger, JRH intends to continue outsourcing the asset management function to DR, which is the current asset manager of JRH. NHI intends to terminate its asset management agreement with DR subject to the Merger taking effect upon approval therefor being obtained at its General Meeting of Unitholders.

The asset management agreement between JRH and DR will be amended subject to the Merger and the Amendments to the Articles of Incorporation taking effect. Details will be announced when finalized.

(4)	Amendment to Investment Policies and its Contents

In connection with the merger between JRH (specializing in residential properties) and NHI (specializing in healthcare facilities), DR will establish a new investment policies required for a housing-oriented REIT, which will be generally based on JRH’s current investment policies. Details will be announced when finalized.

(5)	Amendment to Agreements with Sponsor and Other Related Parties and its Contents

DR has entered into a sponsor-support agreement with DSGI for the provision of information on real estate and other related information in connection with properties that JRH can invest in. This agreement will continue to be effective after the Merger; therefore, DSGI will continue to strongly support the REIT after the Merger. In addition, DR and NHI have entered into a pipeline support agreement with Daiwa ACA HealthCare Inc. (66% owned by DSGI). This agreement will be succeeded to the REIT after the Merger; therefore, the Sponsor group will continue to strongly support the REIT after the Merger. Furthermore, DR has entered into an advisory agreement with AIP Healthcare Japan GK in order to obtain advice on property information, management and operations concerning properties that NHI can invest in and advice on collaboration with operators. This agreement will continue to be effective with respect to heath care facilities after the Merger with partial amendments.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

18

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

6.	Outline of Accounting Method

The Accounting Standards for Business Combinations (ASBJ Statement No. 21, revision dated November 18, 2014) will be applied and the purchase method will be used in the accounting treatment of the Merger with JRH as the acquiring corporation, NHI as the acquired corporation. Goodwill or negative goodwill is expected to arise as a result of the Merger but as of today, the amount is not determined and will be announced upon determined.

7.	Future Outlook

For the prospective future performance of the surviving REIT, please refer to the press release entitled “Notice Concerning the Forecasted Financial Results and Distributions for the Fiscal Periods Ending September 2020 and March 2021 following the Merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation” released by JRH and NHI as of today.

For the forecasted financial results for the fiscal period ending March 2020 (from October 1, 2019 to March 31, 2020) of JRH, please refer to the “27th Fiscal Period Financial Report (REIT)” released as of today. For the forecasted financial results of NHI, please refer to the press release entitled “Notice Concerning the Forecasted Financial Results for the Fiscal Period Ending March 2020 (Final Fiscal Period) and Payment on Merger” released as of today.

End

Note 1:	EYTAS did not independently assess or evaluate the assets and liabilities of both REITs or perform a detailed examination of the assets and liabilities in coordination with a certified public accountant or any other professional. In calculating the merger ratio, EYTAS used the financial information of both REITs and other investment corporations, market data, analyst reports and other publicly disclosed information and financial, economic and market indicators to which EYTAS could refer. EYTAS calculated the merger ratio on the premise that there was no undisclosed information that could have a material impact on its analysis of the merger ratio. Furthermore, in calculating the merger ratio, EYTAS assumed that all of the information and materials EYTAS relied on were accurate and complete and that the future business plans and financial forecasts of both REITs included in such information and materials were reasonably prepared based on the best possible forecasts and judgment of both REITs at the time they were made; EYTAS did not independently check or verify the accuracy, reasonableness or feasibility or other aspects of such information and materials.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

19

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Note 2:	DTFA did not independently assess or evaluate the assets and liabilities of both REITs or perform a detailed examination of the assets and liabilities in coordination with a certified public accountant or any other professional. In calculating the merger ratio, DTFA used the financial information of both REITs and other investment corporations, market data and other publicly disclosed information and financial, economic and market indicators to which DTFA could refer. DTFA calculated the merger ratio on the premise that there was no undisclosed information that could have a material impact on its analysis of the merger ratio. Furthermore, DTFA assumed that all of the information and materials DTFA relied on were accurate and complete and that the future business plans and financial forecasts of both REITs included in such information and materials were reasonably prepared based on the best possible forecasts and judgment of both REITs at the time they were made; DTFA did not independently check or verify the accuracy, reasonableness or feasibility or other aspects of such information and materials.

Disclaimer Regarding Forward-Looking Statements

This press release includes forecasts, targets, plans, strategies and other forward-looking statements regarding both REITs. These forward-looking statements are based on the current beliefs and assumptions of both REITs based on the information currently available to JRH or NHI but in light of possible changes due to uncertainties in those beliefs and assumptions and future changes in business operations and internal and external conditions, actual future performance or events regarding JRH or NHI may be significantly different. These forward-looking statements are indicated by words such as “believe,” “expect,” “estimate,” “plan,” “aim,” “should be,” “intend,” “forecast,” “future” and other similar expressions or are particularly seen in the form of explanations concerning “strategy,” “target,” “plan,” “intention” and the like. Due to many factors, it is possible that actual future results may differ significantly from the “forward-looking statements” contained in this press release. Such factors include, but are not limited to, (i) approvals of General Meetings of Unitholders required for the Merger not being obtainable, (ii) regulatory or other conditions considered requisite for completion of the Merger not being fulfilled, (iii) the effect of changes in the legal system or to accounting standards or other changes in the business environment relating to the parties to the Merger, (iv) issues in terms of the implementation of business strategies, (v) the effect of financial instability or other changes in general economic or industry conditions and (vi) other risks in regard to the completion of the Merger.

※Website Address of both REITs

JRH	http://www.jrhi.co.jp/
NHI	http://www.nippon-healthcare.co.jp/

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

20

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Appendix (Proposed Amendments to the Articles of Incorporation)

Proposed Amendments to the Articles of Incorporation

Articles of Incorporation will be amended as follows:

(Amended portions are underlined)

Current Articles of Incorporation	Proposed Amendments
ARTICLES OF INCORPORATION of JAPAN RENTAL HOUSING INVESTMENTS INC. (Nihon Chintai Jutaku Toshi Hojin)	ARTICLES OF INCORPORATION of DAIWA SECURITIES LIVING INVESTMENT CORPORATION (Daiwashoken Living Toshi Hojin)

Article 1. (Trade Name)	Article 1. (Trade Name)
The investment corporation shall be called Nihon Chintai Jutaku Toshi Hojin, and in English, Japan Rental Housing Investments Inc. (the “Corporation”).	The investment corporation shall be called Daiwashoken Living Toshi Hojin, and in English, Daiwa Securities Living Investment Corporation (the “Corporation”).

Article 3. (Location of Head Office)	Article 3. (Location of Head Office)
The Corporation shall have its head office in Minato-ku, Tokyo.	The Corporation shall have its head office in Chuo-ku, Tokyo.

Article 10. (Investment Policies)	Article 10. (Investment Policies)
1. The Corporation shall invest mainly in the Real Estate, etc. (the Real Estate, etc. set forth in Article 11, Paragraph 2 hereof; the same shall apply hereinafter unless otherwise separately stipulated) among the Specified Assets set forth in Article 11, Paragraphs 2 and 3 hereto that is primarily used as housing (the Real Estate, etc. primarily used as housing shall hereinafter be referred to as the “Rental Housing”) in accordance with the basic asset management policies set forth in Article 9.	1. The Corporation shall invest mainly in the Real Estate, etc. (the Real Estate, etc. set forth in Article 11, Paragraph 2 hereof; the same shall apply hereinafter unless otherwise separately stipulated) or the Real Estate Backed Securities (the Real Estate Backed Securities set forth in Article 11, Paragraph 3 hereof; the same shall apply hereinafter unless otherwise separately stipulated), among the Specified Assets set forth in Article 11, Paragraphs 2 and 3 hereto, that are primarily used as housing (the “Rental Housing”) or Healthcare Facility (meaning private nursing homes and residential facilities for the residence or utilization by the elderly, including, but not limited to, buildings that are primarily categorized as fee-based homes for the elderly and elderly housing with support services together with other facilities for the elderly, as well as medical facilities) in accordance with the basic asset management policies set forth in Article 9 (the Rental Housing and the Healthcare Facility shall be collectively referred to as the “Life and Welfare Related Facility” hereinafter). When the Corporation acquires part or all of one or multiple Real Estate, etc. that can be integrally used for multiple purposes in terms of social or economic use or the Real Estate Backed Securities backed by such Real Estate, etc., the Corporation can acquire such asset on condition that the primary use of such multi-purpose facility and the primary use of the portion that the Corporation will own is the Life and Welfare Related Facility.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

21

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
2. When investing in the assets set forth in the preceding paragraph, the Corporation shall regionally diversify investments in order to secure stable cash flows by mitigating risks associated with changes in local economies and rental markets, and with earthquakes, etc. The investment territory shall include the national capital region, ordinance-designated cities, prefectural capitals and other similar cities, and commuting areas around thereof, and the Corporation shall diversify investments throughout Japan by region.	2. When investing in the Rental Housing, the Corporation shall regionally diversify investments in order to secure stable cash flows by mitigating risks associated with changes in local economies and rental markets, and with earthquakes, etc. The investment territory for the Rental Housing shall include the national capital region, ordinance-designated cities, prefectural capitals and other similar cities, and commuting areas around thereof, and the Corporation shall diversify investments throughout Japan by region. The Corporation shall diversify investments with different categories of the Rental Housing in order to secure stable cash flows by mitigating risks associated with changes in the rental markets for each category of the Rental Housing. The categories of the Rental Housing for investments shall be the one-room type and the family-type.
3. When investing in the assets set forth in Paragraph 1 above, the Corporation shall diversify investments with different categories of the Rental Housing in order to secure stable cash flows by mitigating risks associated with changes in the rental markets for each category of the Rental Housing. The categories of the Rental Housing for investments shall be the one-room type and the family-type.	(Deleted)
4. When investing in each Real Estate, etc., the Corporation shall make comprehensive judgements based on an examination of investment value, whereby a full investigation is conducted in respect of expected earnings, site area and housing environment, construction and equipment specifications, earthquake-resisting capacity, related rights, building management conditions, environment and geology of the relevant Real Estate, etc. and others.	3. When investing in the Rental Housing, the Corporation shall make comprehensive judgements based on an examination of investment value, whereby a full investigation is conducted in respect of expected earnings, site area and housing environment, construction and equipment specifications, earthquake-resisting capacity, related rights, building management conditions, environment and geology of the relevant Rental Housing and others.
(New Provision)	4. When investing in the Healthcare Facility, the Corporation shall mainly invest in facilities located in Three Major Metropolitan Areas consisting of the greater Tokyo area, the Chukyo area and the Kinki area where concentration of the entire population and the elderly population can be expected to secure medium to long-term stable management, as well as invest in the Healthcare Facilities located throughout Japan to diversify the risk of the portfolio.
(New Provision)	5. When investing in the Healthcare Facility, the Corporation shall make comprehensive judgements based on comprehensive examination of (i) general factors including economic factors (such as economic and financial condition, trend in financial and real estate market), social factors (such as trend in the elderly population and the number of those who are certified for being eligible of long term care) and administrative factors (such as nursing and medical insurance system and regulations on the Healthcare Facility supply), (ii) local factors of the surrounding area of the property (such as transportation accessibility, vicinity to retail and public facilities, quality for residence; hereinafter the same shall apply), and (iii) factors for the individual property such as specification of the building and performance of the operator as tenant and level of rent.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

22

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
(New Provision)	6. While the Corporation generally aims to own the properties for medium to long-term, if necessary for maintenance of optimal composition of the portfolio, the Corporation shall make comprehensive determinations for the benefit of the unitholders with its best effort concerning the sale of the Real Estate, etc. or the Real Estate Backed Securities which the Corporation owns, taking into consideration the current and future profitability of the Real Estate, etc. (including those underlying the Real Estate Backed Securities; the same shall apply in this paragraph), the condition of the area where the property is located, the status of deterioration and obsolescence of the Real Estate, etc., and the composition of the Corporation’s portfolio. The Corporation shall make comprehensive examination of market condition and the composition of the Corporation’s portfolio when it sells the Real Estate, etc. or the Real Estate Backed Securities.
5. Notwithstanding the provisions of the preceding paragraphs, if a sudden change in the macroeconomic variables or the management environment of the Corporation arises, such as changes in general economic conditions, monetary conditions, consumption trends, real estate market trends, etc. that may detract from unitholder interest in the Real Estate, etc., the Corporation may take measures necessary to secure the interest of the unitholders.	7. Notwithstanding the provisions of the preceding paragraphs, if a sudden change in the macroeconomic variables or the management environment of the Corporation arises, such as changes in general economic conditions, monetary conditions, consumption trends, real estate market trends, etc. that may detract from unitholder interest in the Real Estate, etc., the Corporation may take measures necessary to secure the interest of the unitholders.

6.       The investment ratio of the assets to be acquired by the Corporation shall be subject to the following policy.

The proportion of the aggregate value of the specified real estate (this means among the Specified Assets that the Corporation acquires, real estate, real estate leasehold rights or surface rights or beneficiary interests having real estate ownership, leasehold rights in land or surface rights as trust assets) to the aggregate value of the Specified Assets held by the Corporation shall be no less than 75%.

8. The proportion of the aggregate value of the specified real estate (this means among the Specified Assets that the Corporation acquires, real estate, real estate leasehold rights or surface rights or beneficiary interests having real estate ownership, leasehold rights in land or surface rights as trust assets) to the aggregate value of the Specified Assets held by the Corporation shall be no less than 75%.
7. (Omitted)	9. (Unchanged)

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

23

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
8. Any and all transactions, excluding the transactions set forth in Paragraphs 2, 3, 4 and 7 above, shall be made only when it is determined (i) that such transactions are allowed under laws and ordinances, regulations established by the Investment Trusts Association, Japan (the “Investment Trusts Association”) and these Articles of Incorporation, and (ii) that such transactions are beneficial for the management of the assets of the Corporation.	10. Any and all transactions, excluding the transactions set forth in Paragraphs 2, 4, 6 and 9 above, shall be made only when it is determined (i) that such transactions are allowed under laws and ordinances, regulations established by the Investment Trusts Association, Japan (the “Investment Trusts Association”) and these Articles of Incorporation, and (ii) that such transactions are beneficial for the management of the assets of the Corporation.

Article 11. (Assets as Target for Asset Management)	Article 11. (Assets as Target for Asset Management)
1. The Corporation shall invest in Real Estate, etc. set forth in Paragraph 2 in accordance with the basic asset management policies set forth in Article 9.	1. The Corporation shall invest in Real Estate, etc. set forth in Paragraph 2 and Real Estate Backed Securities set forth in Paragraph 3 in accordance with the basic asset management policies set forth in Article 9.
2. (Omitted)	2. (Unchanged)
(New Provision)

3.      The Real Estate Backed Securities set forth in Paragraph 1 shall be as listed below and more than half of underlying assets of which shall be invested in the Real Estate, etc.

(1)     Preferred equity certificates (as defined in the Act concerning Liquidation of Assets (Act No. 105 of 1998, as amended; hereinafter the “Asset Liquidation Act”));

(2)     Beneficial certificates (as defined in the Investment Trust Act);

(3)     Investment unit certificates (as defined in the Investment Trust Act);

(4)     Beneficial certificates of specified purpose trust (as defined in the Asset Liquidation Act (excluding those investing in the assets set forth in Paragraph 2 Items (4) or (5) above)); and

(5)     Equity interests certificates in anonymous association (meaning as set forth in the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the "FIEA").

3. The Corporation may invest in the following Specified Assets, in addition to the Real Estate, etc. set forth in the preceding paragraph:	4. The Corporation may invest in the following Specified Assets, in addition to the Real Estate, etc. set forth in Paragraph 2 and the Real Estate Backed Securities set forth in the preceding paragraph:
(1)~(3) (Omitted)	(1)~(3) (Unchanged)
(4) Securities (meaning securities defined in Article 3, Item 1 of the Investment Trust Act Enforcement Order; Order No. 480 of 2000, as amended) (the “Investment Trust Act Enforcement Order”) (excluding items falling under securities among those set forth in Paragraph 2 and this paragraph);	(4) Securities (meaning securities defined in Article 3, Item 1 of the Investment Trust Act Enforcement Order; Order No. 480 of 2000, as amended) (the “Investment Trust Act Enforcement Order”) (excluding items falling under securities among those set forth in Paragraph 2, Paragraph 3 and this paragraph);

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

24

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
(5) Monetary receivables (as defined in Article 3, Item 7 of the Investment Trust Act Enforcement Order) (excluding those assets listed in Items 1 through 3 of this paragraph);	(Deleted)
(6) Beneficial interests of money trusts the purpose of which is to invest the trust properties in the assets set forth in each of the preceding items of this paragraph;	(Deleted)
(7) Rights relating to derivative transactions (as defined in Article 3, Item 2 of the Investment Trust Act Enforcement Order); and	(5) Rights relating to derivative transactions (as defined in Article 3, Item 2 of the Investment Trust Act Enforcement Order);
(New Provision)	(6) Monetary receivables (as defined in Article 3, Item 7 of the Investment Trust Act Enforcement Order) (excluding those assets listed in Items 1 through 3 of this paragraph);
(New Provision)	(7) Beneficial interests of money trusts the purpose of which is to invest the trust properties in the assets set forth in each of the preceding items of this paragraph or the items of Paragraph 5;
(New Provision)	(8) Beneficial interests of money trusts the purpose of which is to invest the trust properties in equity interests in anonymous association; and
(8) Renewable energy power generation facilities (as defined in Article 3, Item 11 of the Investment Trust Act Enforcement Order; hereinafter the same shall apply).	(9) Renewable energy power generation facilities (as defined in Article 3, Item 11 of the Investment Trust Act Enforcement Order; hereinafter the same shall apply).
4. (Omitted)	5. (Unchanged)
(1), (2) (Omitted)	(1), (2) (Unchanged)
(3) Specified contribution as set forth in Article 2, Paragraph 6 of the Act concerning Liquidation of Assets (Act No. 105 of 1998, as amended; hereinafter the “Asset Liquidation Act”) (limited to the case where the investment in the assets listed in Paragraph 2, Items (1) through (4) is practically intended);	(3) Specified contribution as set forth in Article 2, Paragraph 6 of the Asset Liquidation Act (limited to the case where the investment in the assets listed in Paragraph 2, Items (1) through (4) is practically intended);
(4), (5) (Omitted)	(4), (5) (Unchanged)
(6) Beneficial interests of money trusts the purpose of which is to invest the trust properties in assets set forth in each of the preceding items.	(Deleted)
5. Regarding the rights to be represented on securities as prescribed in Article 2, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the "FIEA"), if securities that represent the relevant rights are not issued, such rights shall be deemed as securities and Paragraph 2 through Paragraph 4 shall apply.	6. Regarding the rights to be represented on securities as prescribed in Article 2, Paragraph 2 of the FIEA, if securities that represent the relevant rights are not issued, such rights shall be deemed as securities and Paragraph 2 through Paragraph 5 shall apply.

Article 12. (Investment Restrictions)	Article 12. (Investment Restrictions)
1. The Corporation shall make an investment in securities and monetary receivables set forth in Paragraph 3 of the preceding article putting emphasis on the safety and liquidity thereof, but rather shall not seek only to acquire investment profit aggressively.	1. The Corporation shall make an investment in securities and monetary receivables set forth in Paragraph 4 of the preceding article taking into account the safety, liquidity, or relevance to Specified Assets set forth in Paragraph 2 or 3 of the preceding article, but rather shall not seek only to acquire investment profit aggressively.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

25

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
2. The Corporation may invest in rights relating to a derivative transaction set forth in Paragraph 3, Item (7) of the immediately preceding article; provided, however, that such investment shall be limited to those to be made for the purpose of hedging an interest rate risk or other risks arising from the Corporation’s liabilities.	2. The Corporation may invest in rights relating to a derivative transaction set forth in Paragraph 4, Item (5) of the immediately preceding article; provided, however, that such investment shall be limited to those to be made for the purpose of hedging an interest rate risk or other risks arising from the Corporation’s liabilities.
(New Provision)	3. The Corporation shall not proactively invest in renewable energy power generation facilities set forth in Paragraph 4, Item (9) of the preceding article, but rather may acquire such assets only when it is necessary or useful to acquire such assets in connection with acquisition of Specified Assets set forth in Paragraph 2 or 3 of the preceding article in order to supplement real estate investment which is the Corporation’s primary investment target.
3. (Omitted)	4. (Unchanged)
4. The Corporation may not invest in real estate located outside Japan or assets mainly backed by real estate located outside Japan, assets denominated in a foreign currency or securities mainly traded in foreign securities markets.	5. The Corporation may not invest in Real Estate, etc. located outside Japan or assets mainly backed by Real Estate, etc. located outside Japan, assets denominated in a foreign currency or securities mainly traded in foreign securities markets.

Article 13. (Leasing of Incorporated Assets)	Article 13. (Leasing of Incorporated Assets)
1. The Corporation shall, in order to obtain medium and long-term stable earnings from assets, lease real estate from among the Specified Assets held by the Corporation through executing lease agreements with third parties. Further, with respect to the real estate which is the trust assets related to the beneficial interests, among the Specified Assets, held by the Corporation, the Corporation shall cause the trustee of the trust to execute lease agreements with third parties in order to lease such real estate.	1. The Corporation, in principle, shall, in order to obtain medium and long-term stable earnings from assets, lease real estate from among the Specified Assets held by the Corporation through executing lease agreements with third parties. Further, with respect to the real estate which is the trust assets related to the beneficial interests, among the Specified Assets, held by the Corporation, the Corporation, in principle, shall cause the trustee of the trust to execute lease agreements with third parties in order to lease such real estate, or execute lease agreements (master lease agreements) with the trustee and then sublease the premise to third parties by executing lease agreements (sublease agreements) with third parties.
2.~4. (Omitted)	2.~4. (Unchanged)

Article 14. (Methods, Standards and Calculation Date of Appraisal of Assets)	Article 14. (Methods, Standards and Calculation Date of Appraisal of Assets)
1. (Omitted)	1. (Unchanged)
(1), (2) (Omitted)	(1), (2) (Unchanged)

(3)       Securities set forth in Article 11, Paragraph 3, Items (3) and (4) above:

If there is a market price for the relevant securities, appraisals shall be made at the value based on the market price (the price on a financial instruments exchange, the price publicly announced by the securities dealers’ association and others, or the transaction price concluded on the similar transaction system where purchases, sales and cash conversions are made from time to time; hereinafter the same) or if no market price exists, the value calculated using a reasonable method; provided, however, that, in the case of preferential shares set forth in Article 2 of the Asset Liquidation Act, if there is no value calculated based on the market price or a value calculated using a reasonable method, appraisals may be made at the acquisition price.

(3)       Real Estate Backed Securities set forth in Article 11, Paragraph 3 and securities set forth in Article 11, Paragraph 4, Items (3) and (4) above:

If there is a market price for the relevant Real Estate Backed Securities or securities, appraisals shall be made at the value based on the market price (the price on a financial instruments exchange, the price publicly announced by the securities dealers’ association and others, or the transaction price concluded on the similar transaction system where purchases, sales and cash conversions are made from time to time; hereinafter the same) or if no market price exists, the value calculated using a reasonable method; provided, however, that, in the case of preferential shares set forth in Article 2 of the Asset Liquidation Act, if there is no value calculated based on the market price or a value calculated using a reasonable method, appraisals may be made at the acquisition price.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

26

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments

(4)     Monetary receivables set forth in Article 11, Paragraph 3, Item (5) above:

Appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the acquisition price; provided, however, that, in the case of monetary receivables obtained under par or above par, where the difference between the acquisition price thereof and the claim amount is deemed to be of the nature of adjustment of interest, appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the value calculated by the amortized cost method.

(Deleted)

(5)     Beneficial interests of money trusts set forth in Article 11, Paragraph 3, Item (6) above:

Appraisals shall be made at the value calculated as the amount equivalent to the relevant Corporation’s equity interests in beneficial interests of money trusts, after (i) aggregating the amount of the investment assets appraised by the relevant method provided for in Items (1) through (4) and Items (6) and (7) of this paragraph, and if such component assets are financial assets or liabilities, the amount thereof appraised in accordance with generally accepted corporate accounting standards and other corporate accounting practices, and (ii) the amount of liabilities deducting from the sum thereof.

(Deleted)
(6) Rights relating to derivative transactions set forth in Article 11, Paragraph 3, Item (7) above: (Omitted)	(4) Rights relating to derivative transactions set forth in Article 11, Paragraph 4, Item (5) above: (Unchanged)
(New Provision)

(5)     Monetary receivables set forth in Article 11, Paragraph 4, Item (6) above:

Appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the acquisition price; provided, however, that, in the case of monetary receivables obtained under par or above par, where the difference between the acquisition price thereof and the claim amount is deemed to be of the nature of adjustment of interest, appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the value calculated by the amortized cost method.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

27

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
(New Provision)

(6)     Beneficial interests of money trusts set forth in Article 11, Paragraph 4, Items (7) and (8) above:

Appraisals shall be made at the value calculated as the amount equivalent to the relevant Corporation’s equity interests in beneficial interests of money trusts, after (i) aggregating the amount of the investment assets appraised by the relevant method provided for in Items (1) through (5) and Item (7) of this paragraph, and if such component assets are financial assets or liabilities, the amount thereof appraised in accordance with generally accepted corporate accounting standards and other corporate accounting practices, and (ii) the amount of liabilities deducting from the sum thereof.

(7) (Omitted)	(7) (Unchanged)
2. (Omitted)	2. (Unchanged)
3. The calculation date of the asset appraisals shall be the Settlement Date (as defined in Article 16; hereinafter the same shall apply); provided, however, that, in the case where the assets provided for in Paragraph 1, Item (3) and Item (6), which may be appraised using the market price thereof, the calculation date shall be the last day of each month.	3. The calculation date of the asset appraisals shall be the Settlement Date (as defined in Article 16; hereinafter the same shall apply); provided, however, that, in the case where the assets provided for in Paragraph 1, Item (3) and Item (4), which may be appraised using the market price thereof, the calculation date shall be the last day of each month.
4. (Omitted)	4. (Unchanged)
Article 15. (Cash Distribution Policies)	Article 15. (Cash Distribution Policies)
(1) (Omitted)	(1) (Unchanged)
(2) If monetary distribution is conducted within the limit of the amount of profit, distribution amounts shall be determined by the Corporation and such distribution amounts shall exceed 90% of the profits available for distribution of the Corporation as provided for in Article 67-15 of the Special Taxation Measures Act (Act No. 26 of 1957, as amended) (provided, however, that in case of any change in calculation of such amounts due to an amendment to relevant laws and regulations, the distribution amounts after such change shall apply). The Corporation may accumulate, retain or otherwise process reserves that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, reserve for reduction entry and reserve for temporary difference adjustment, and other similar reserves and accounts and necessary amounts from the Distributable Amount.	(2) If monetary distribution is conducted within the limit of the amount of profit, distribution amounts shall be determined by the Corporation and such distribution amounts shall exceed 90% of the profits available for distribution of the Corporation as provided for in Article 67-15 of the Special Taxation Measures Act (Act No. 26 of 1957, as amended; hereinafter the “Special Taxation Measures Act”) (provided, however, that in case of any change in calculation of such amounts due to an amendment to relevant laws and regulations, the distribution amounts after such change shall apply). The Corporation may accumulate, retain or otherwise process reserves that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, reserve for reduction entry and reserve for temporary difference adjustment, and other similar reserves and accounts and necessary amounts from the Distributable Amount.
(3)~(7) (Omitted)	(3)~(7) (Unchanged)
Article 17. (Borrowings and Issuing Investment Corporation Bonds)	Article 17. (Borrowings and Issuing Investment Corporation Bonds)
1.~3. (Omitted)	1.~3. (Unchanged)
4. In case of borrowing funds, the Corporation shall borrow such funds only from the qualified institutional investors provided for in Article 2, Paragraph 3, Item 1 of the FIEA (limited to institutional investors set forth in Article 67-15, Paragraph 1, Item 1(b)(2) of the Special Taxation Measures Act (Act No. 26 of 1957, as amended)).	4. In case of borrowing funds, the Corporation shall borrow such funds only from the qualified institutional investors provided for in Article 2, Paragraph 3, Item 1 of the FIEA (limited to institutional investors set forth in Article 67-15, Paragraph 1, Item 1(b)(2) of the Special Taxation Measures Act).
Article 19. (Convocation of Meetings)	Article 19. (Convocation of Meetings)
1. (Omitted)	1. (Unchanged)

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

28

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
2. A general meeting of unitholders of the Corporation shall be convened on May 1, 2016 or onwards without delay and subsequent meetings shall be convened on May 1 or onwards without delay every two years. In addition, the Corporation may convene a general meeting of unitholders as necessary.	2. A general meeting of unitholders of the Corporation shall be convened on December 1, 2021 or onwards without delay and subsequent meetings shall be convened on December 1 or onwards without delay every two years. In addition, the Corporation may convene a general meeting of unitholders as necessary.

Article 25. (Record Date)	Article 25. (Record Date)
1. In a case where the Corporation convenes a general meeting of unitholders pursuant to the provision of the first sentence of Article 19, Paragraph 2, the Corporation shall designate the unitholders registered or recorded in the final register of unitholders as of March 31, 2016 and on March 31 of every two years onward as unitholders who may exercise the rights thereof at the relevant general meeting of unitholders subject to the convocation.	1. In a case where the Corporation convenes a general meeting of unitholders pursuant to the provision of the first sentence of Article 19, Paragraph 2, the Corporation shall designate the unitholders registered or recorded in the final register of unitholders as of September 30, 2021 and on September 30 of every two years onward as unitholders who may exercise the rights thereof at the relevant general meeting of unitholders subject to the convocation.
2.~3. (Omitted)	2.~3. (Unchanged)
Article 36. (Amount of Compensation or Standards regarding Payment of Compensation for the Independent Auditor and Timing of Payment)	Article 36. (Amount of Compensation or Standards regarding Payment of Compensation for the Independent Auditor and Timing of Payment)
The compensation amount to the independent auditor for each fiscal period shall be determined by the Board of Directors to be an amount not to exceed 30 million yen. Such amount shall be paid no later than three months after the relevant Settlement Date by way of remittance to a bank account designated by the relevant independent auditor.	The compensation amount to the independent auditor for each fiscal period shall be determined by the Board of Directors to be an amount not to exceed 30 million yen. Such amount shall be paid no later than the end of the month following the month when the Corporation has received all the audit reports required under the Investment Trust Act and other relevant laws and regulations for the relevant Settlement Date, by way of remittance to a bank account designated by the relevant independent auditor.
Article 40. (Burden of Expenses)	Article 40. (Burden of Expenses)
The Corporation shall bear the following expenses:	The Corporation, in principle, shall bear the following expenses:

(New Provision)	CHAPTER VIII SUPPLEMENTARY PROVISIONS
(New Provision)	Article 41. (Supplementary Provisions)
(New Provision)	1. The amendments to the heading, Article 1, each Paragraph of Article 10, Article 11, Paragraph 1 and Paragraphs 3 through 6, each Paragraph of Article 12, Article 13, Paragraph 1, Article 14, Paragraph 1, Items 3 through 6 and Paragraph 3, Article 19, Paragraph 2, Article 25, Paragraph 1 and Exhibit I shall take effect on the effective date of the absorption-type merger between the Corporation as the surviving corporation and Nippon Healthcare Investment Corporation as the absorbed corporation under the merger agreement dated November 19, 2019 entered into between the Corporation and Nippon Healthcare Investment Corporation (the “Merger”) on condition that the Merger takes effects.
(New Provision)	2. The amendments to Article 3, Article 36 and Article 40 shall take effect on April 1, 2020.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

29

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
(New Provision)	3. Paragraph 1 of this article shall be deleted on the effective date of the Merger and Paragraph 2 of this article shall be deleted on April 1, 2020 and this chapter shall be deleted when the two preceding paragraphs have been deleted.

Exhibit I	Exhibit I
(1) Management Fee 1	(1) Management Fee 1
Each fiscal period of the Corporation shall be divided into [a] the period from the initial day of the relevant fiscal period to the day corresponding to three months after the immediately preceding Settlement Date and [b] the period from the day following the final day of the above-mentioned period until the Settlement Date (hereinafter each referred to as the "Calculation Period") and for each Calculation Period, this shall be the amount obtained by multiplying the total asset value shown on the balance sheet (limited to the one that has received approval prescribed in Article 131, Paragraph 2 of the Investment Trust Act) as of the immediately preceding Settlement Date of the Corporation by a rate that will be a maximum of 0.50% (annual rate) (prorated based on a 365-day year, according to the actual number of days in the relevant Calculation Period, with units of less than one yen disregarded). The Management Fee 1 shall be paid by each of payment dates (which are the last day of February, May, August and November of each year) that falls immediately after the last day of each Calculation Period.

Each fiscal period of the Corporation shall be divided into [a] the period from the initial day of the relevant fiscal period to the day corresponding to three months after the immediately preceding Settlement Date and [b] the period from the day following the final day of the above-mentioned period until the Settlement Date (hereinafter each referred to as the "Calculation Period") and for each Calculation Period, this shall be the amount obtained by multiplying the total asset valuation amount which is calculated by the following method by a rate that will be a maximum of 0.20% (annual rate) (prorated based on a 365-day year, according to the actual number of days in the relevant Calculation Period, with units of less than one yen disregarded). The Management Fee 1 shall be paid by each of payment dates (which are the last day of February, May, August and November of each year) that falls immediately after the last day of each Calculation Period.

The total asset valuation amount for each Calculation Period shall mean the total of the appraisal value (meaning the appraisal value or other value which is obtained pursuant to Article 14, Paragraph 2; provided, however, that, if such value is not available, the acquisition price (as shown in the relevant agreement for acquisition of such assets and excluding acquisition related costs as well as national and local consumption taxes; hereinafter the same shall apply) shall be applied) of real estate related investment assets (meaning the Real Estate, etc. and the Real Estate Backed Securities; hereinafter the same shall apply) as of the immediately preceding Settlement Date of the Corporation.

(2) Management Fee 2	(2) Management Fee 2
This shall be the amount that results from multiplying net income before income taxes (excluding gain on negative goodwill) prior to the deduction of Management Fee 2 calculated for each fiscal period of the Corporation by a rate that will be a maximum of 3.0% (annual rate) (with units of less than one yen disregarded). The Management Fee No. 2 shall be paid by the end of the month that follows the month when the Board of Directors of the Corporation approved the financial statements, etc.	This shall be the amount that results from multiplying net income before income taxes (the amount after adding goodwill amortization cost and deducting gain on negative goodwill) prior to the deduction of Management Fee 2 calculated for each fiscal period of the Corporation by a rate that will be a maximum of 8.0% (with units of less than one yen disregarded). The Management Fee No. 2 shall be paid by the end of the month that follows the month when the Board of Directors of the Corporation approved the financial statements, etc.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

30

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Current Articles of Incorporation	Proposed Amendments
(3) Acquisition Fee	(3) Acquisition Fee
This shall be the amount that results from multiplying the acquisition price (excluding the amounts equivalent to national and local consumption tax for the building) by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded) in a case where assets are acquired (excluding acquisition through a merger). The term "acquisition price" means the amount stated in the purchase and sale agreement, excluding the costs in connection with the acquisition as well as the national and local consumption tax. The Acquisition Fee shall be paid by the end of the month that follows the month to which the day of acquisition belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

a.       This shall be the amount that results from multiplying the acquisition price by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded) in a case where the Rental Housing is acquired (excluding acquisition through a merger).

b.       This shall be the amount that results from multiplying the acquisition price by a rate that will be a maximum of 1.5% (with units of less than one yen disregarded) in a case where the Healthcare Facility is acquired (excluding acquisition through a merger).

c.       The Acquisition Fee shall be paid by the end of the month that follows the month to which the day of acquisition belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

(4) Transfer Fee

This shall be the amount that results from multiplying the sale price (excluding the amounts equivalent to national and local consumption tax on the building) by a rate that will be a maximum of 0.5% (with units of less than one yen disregarded) in a case where assets are transferred (excluding transfer through a merger). The term "sale price" means the amount stated in the purchase and sale agreement, excluding the costs in connection with the transfer as well as the national and local consumption tax. The Transfer Fee shall be paid by the end of the month that follows the month to which the day of transfer belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

(4) Transfer Fee

This shall be the amount that results from multiplying the sale price by a rate that will be a maximum of 0.5% (with units of less than one yen disregarded) in a case where real estate related investment assets are transferred (excluding transfer through a merger). The term "sale price" means the price as shown in the relevant agreement for transfer of such assets and excluding transfer related costs as well as national and local consumption taxes. The Transfer Fee shall be paid by the end of the month that follows the month to which the day of transfer belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

(5) Merger Fee	(5) Merger Fee
This shall be, in case of a merger with another investment corporation (including a consolidation-type merger and an absorption-type merger whereby the Corporation is the surviving corporation or the absorbed corporation; hereinafter the same shall apply), when the Asset Management Company investigates and evaluates the assets, etc. held by the other party of the merger and performs other services related to the merger on behalf of the Corporation and the merger takes effect, the amount that results from multiplying the total valuation amount of real estate, etc. held by the other party of the merger that is to be succeeded to or to be held by the newly established entity under the consolidation-type merger or the surviving corporation under the absorption-type merger on the day that the merger takes effect by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded). The Merger Fee shall be paid within three months from the end of the month to which the effective date of the merger belongs.	This shall be, in case of a merger with another investment corporation (including a consolidation-type merger and an absorption-type merger whereby the Corporation is the surviving corporation or the absorbed corporation; hereinafter the same shall apply), when the Asset Management Company investigates and evaluates the assets, etc. held by the other party of the merger and performs other services related to the merger on behalf of the Corporation and the merger takes effect, the amount that results from multiplying the total valuation amount of real estate related investment assets held by the other party of the merger that is to be succeeded to or to be held by the newly established entity under the consolidation-type merger or the surviving corporation under the absorption-type merger on the day that the merger takes effect by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded). The Merger Fee shall be paid within three months from the end of the month to which the effective date of the merger belongs.

Note: This document aims to announce to the public the conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

31

EXHIBIT 2

Notice Concerning Forecasts of Operating Results and Distributions for the Fiscal Period Ending September 2020 and the Fiscal Period Ending March 2021 after the Merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

November 19, 2019

To All Concerned Parties

REIT Issuer: Japan Rental Housing Investments Inc.
4-17-33 Minami Aoyama, Minato-ku, Tokyo 107-0062
Representative: Ikuo Shoda, Executive Director
(Securities Code: 8986)
REIT Issuer: Nippon Healthcare Investment Corporation
6-2-1 Ginza, Chuo-ku, Tokyo 104-0061
Representative: Shunichi Suzuki, Executive Director
(Securities Code: 3308)
Asset Manager: Daiwa Real Estate Asset Management Co. Ltd.
Toshio Fukushima, President and Chief Executive Officer
Inquiries: Seiji Kimoto, Deputy Chief Corporate Division Officer
Tel: +81-3-6757-9680
Inquiries: Takashi Chiba, General Manager, Corporate Division
Tel: +81-3-6757-9600

Notice Concerning Forecasts of Operating Results and Distributions for the Fiscal Period Ending September 2020 and the Fiscal Period Ending March 2021 after the Merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation

As stated in the “Notice Regarding Conclusion of Merger Agreement between Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation” published today by Japan Rental Housing Investments Inc. (“JRH”) and Nippon Healthcare Investment Corporation (“NHI”), JRH and NHI have respectively resolved at their respective Board of Directors meetings held today to implement an absorption-type merger, with JRH as the surviving corporation and NHI as the absorbed corporation (the “Merger”) with the effective date of April 1, 2020 and have entered into a merger agreement effective today. In association with this, the forecasts of operating results and distributions for the fiscal period ending September 2020 (the 29th fiscal period: April 1, 2020 – September 30, 2020) and the fiscal period ending March 2021 (the 30th fiscal period: October 1, 2020 – March 31, 2021) of the surviving corporation after the Merger, JRH (the corporate name is to be changed to “Daiwa Living Investment Corporation” after the Merger; the investment corporation after the Merger will be hereinafter referred to as “DLI”), will be announced as follows.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Note: This document aims to announce to the public the forecasts of operating results and distributions after the merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

1

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

	Operating revenue	Operating income	Ordinary income	Net income	Net income per unit	Distribution per unit (excluding distributions in excess of earnings)	Distribution in excess of earnings per unit
Fiscal period ending September 2020	JPY11,542 million	JPY4,809 million	JPY4,835 million	JPY4,834 million	JPY2,351	JPY2,150	JPY -
Fiscal period ending March 2021	JPY10,104 million	JPY4,907 million	JPY4,259 million	JPY4,259 million	JPY2,071	JPY2,150	JPY -
(Note 1)	Expected number of investment units issued at the end of the period: 2,055,946 units
(Note 2)	The fiscal period of JRH is from April 1 to September 30 every year and from October 1 to March 31 of the following year, and the fiscal period of DLI after the Merger will remain the same.
(Note 3)	The figures above are forecasts as of this moment calculated based on the terms and conditions stated in the Exhibit “Assumptions for Forecasts of Operating Results and Distributions for the Fiscal Period ending September 2020 (the 29th fiscal period: April 1, 2020 – September 30, 2020) and the Fiscal Period ending March 2021 (the 30th fiscal period: October 1, 2020 – March 31, 2021),” and actual operating revenue, operating income, ordinary income, net income, net income per share and distribution per share could fluctuate. In addition, these forecasts do not guarantee the distribution amounts.
(Note 4)	The distribution amounts for the fiscal period ending September 2020 and the fiscal period ending March 2021 include the expected reversal of reserve for temporary difference adjustments of JPY67 million and the expected reversal of reserve for temporary difference adjustments of JPY158 million, respectively, and the distribution amount is different from the amount of net income.
(Note 5)	Goodwill or negative goodwill is expected to be generated associated with the Merger. However, because the amount of goodwill or negative goodwill is not yet determined as of today, the generation of goodwill or negative goodwill is not incorporated in the figures in these forecasts. For details, please refer to “Goodwill and negative goodwill” in the Exhibit “Assumptions for Forecasts of Operating Results and Distributions for the Fiscal Period ending September 2020 (the 29th fiscal period: April 1, 2020 – September 30, 2020) and the Fiscal Period ending March 2021 (the 30th fiscal period: October 1, 2020 – March 31, 2021).” The estimated amount of goodwill or negative goodwill and the resulting revisions to the forecasts of operating results and distributions will be announced promptly on or after April 1, 2020, which is the effective date of the Merger.
(Note 6)	Because JRH has distribution reserves and a reserve for temporary difference adjustments, which are profits under the Act on Investment Trusts and Investment Corporations, as of the end of September 2020 and March 2021, DLI will be institutionally unable to make distributions in excess of earnings (the distribution of monies to be made with 40% of depreciation in each accounting period as the limit to the extent to which it will not have an adverse impact on the financial position of an investment corporation), which NHI has been making continuously every fiscal period in the past, during the period when there is an outstanding balance of both reserves.
(Note 7)	Amounts are rounded off to the nearest unit, and percentages are rounded to the nearest decimal place. The same will apply hereinafter.

End

*URLs of the two investment corporations

Japan Rental Housing Investments Inc.	https://www.jrhi.co.jp/

Nippon Healthcare Investment Corporation	http://www.nippon-healthcare.co.jp/

Note: This document aims to announce to the public the forecasts of operating results and distributions after the merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

2

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

[Exhibit]

<Assumptions for Forecasts of Operating Results and Distributions for the Fiscal Period ending September 2020 (the 29th fiscal period: April 1, 2020 – September 30, 2020) and the Fiscal Period ending March 2021 (the 30th fiscal period: October 1, 2020 – March 31, 2021)>

Item	Assumptions
Accounting period and the coming into effect of the Merger

・Fiscal period ending September 2020 (the 29th period) (April 1, 2020 – September 30, 2020) (183 days)

・Fiscal period ending March 2021 (the 30th period) (October 1, 2020 – March 31, 2021) (182 days)

・It is assumed that the Merger will come into effect on April 1, 2020.

Assets under management

・It is assumed that Sengoku 4-chome PJ (tentative name), for which a sale and purchase agreement has already been made, will be acquired on April 1, 2020, in addition to 193 real estates and real estate trust beneficiary interests owned by JRH as of today.

・It is assumed that 27 properties including willDo Kita 24jo will be disposed of on April 1, 2020 on the condition that the Merger will come into effect as stated in the “Notice Concerning the Disposition of Assets” announced today by JRH.

・It is assumed that JRH will succeed 23 real estate trust beneficiary interests owned by NHI as of today as a result of the Merger.

・It is assumed that DLI will succeed the position, rights and obligations of the buyer in the sale and purchase agreement from NHI on April 1, 2020 on the condition that the Merger will come into effect as stated in the “Notice on the Acquisition and Leasing of Assets” announced today by NHI and acquire 27 properties including AIP Kachidoki Ekimae Building and additionally acquire Irise Komae (quasi-co-ownership interest) on April 2, 2020.

・In light of the above assumptions, the assets under management of DLI will be 217 properties as of the end of the fiscal period ending September 2020 and the end of the fiscal period ending March 2021. In fact, however, the assets under management could fluctuate due to the acquisition or disposition of other properties.

Operating revenue

・Operating revenue is calculated on the premise of the “Assets under management” above.

・Due to the disposition of the properties above, it is expected that a gain on disposition of real estate of JPY1,460 million will be posted in the fiscal period ending September 2020. For the fiscal period ending March 2021, the posting of a gain on disposition of real estate is not expected.

Operating expenses

・Operating expenses are calculated on the premise of the “Assets under management” above.

・Due to the disposition of the properties above, it is expected that a loss on disposition of real estate of JPY648 million will be posted in the fiscal period ending September 2020. For the fiscal period ending March 2021, the posting of a loss on disposition of real estate is not expected.

・Of property-related expenses, which is a major item of operating expenses, expenses other than depreciation are calculated by reflecting the variable factors of expenses based on the past results and information provided by the former owners of assets to be acquired, etc.

・For property management fees, JPY403 million and JPY407 million are assumed for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively.

・For repair expenses of buildings, the amount deemed necessary in each fiscal period is estimated, and JPY574 million and JPY340 million are assumed for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively. However, actual expenses could differ significantly from the expected amount for reasons such as the occurrence of unpredictable repair expenses.

・For taxes, JPY535 million and JPY527 million are assumed for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively. While property taxes and city planning taxes are settled at the time of acquisition by calculating them by dividing them proportionally according to the period with the current owners in the general sale and purchase of real estate, property taxes and city planning taxes for the acquisition year paid by the Investment Corporation are not posted in expenses because they are included in the acquisition cost. The generation starting period of taxes on all assets to be acquired stated in “Assets under management” above is the fiscal period ending September 2021, and the taxes in this fiscal period, including the generation of these taxes, will be JPY666 million.

Note: This document aims to announce to the public the forecasts of operating results and distributions after the merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

3

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

・Depreciation is calculated using the straight-line method, including ancillary expenses and additional capital expenditure in the future, and JPY2,329 million and JPY2,318 million are assumed for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively.

・As expenses that will be generated temporarily in association with the Merger, a merger fee of JPY245 million of asset management fees and merger-related expenses of JPY254 million are expected for the fiscal period ending September 2020.

Non-operating income	・As non-operating income, JPY760 million and JPY5 million are assumed for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively, and the major item is income from accounting for consumption taxes.
Non-operating expenses

・As non-operating expenses, JPY735 million and JPY654 million are assumed for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively, and the major items are as follows.

(1) Interest expenses and interest on investment corporation bonds are JPY494 million and JPY497 million for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively.

(2) Finance-related expenses are JPY225 million and JPY143 million for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively.

(3) Amortization of issuance costs of new units is JPY6 million and JPY6 million for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively.

(4) Amortization of investment corporation bond issuance costs is JPY6 million and JPY5 million for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively.

(5) Other expenses are JPY1 million and JPY1 million for the fiscal period ending September 2020 and the fiscal period ending March 2021, respectively.

Interest-bearing debt

・As of today, JRH has an outstanding balance of loans payable of JPY101,787 million and an outstanding balance of investment corporation bonds of JPY13,800 million, and NHI has an outstanding balance of loans payable of JPY9,800 million.

・It is assumed that loans payable of JPY6,450 million that will come due and investment corporation bonds of JPY2,000 million that will mature at JRH by the effective date of the merger will be repaid and redeemed with funds raised by loans.

・It is assumed that the outstanding balance of loans payable of JRH on the effective date of the merger will succeed the entire amount of the outstanding balance of loans payable of JPY9,800 million of NHI.

・It is assumed that the entire amount of loans payable of JPY9,349 million that will come due in the fiscal period ending September 2020 will be refinanced. In addition, it is assumed that investment corporation bonds of JPY1,700 million that will mature in the fiscal period ending September 2020 will be redeemed with funds raised by loans.

・It is assumed that as part of the funds to acquire assets to be acquired, new loans of JPY27,300 million will be borrowed on April 2, 2020.

・It is assumed that as a result of the above, the outstanding balance of loans payable and the outstanding balance of investment corporation bonds as of the end of September 2020 will be JPY142,587 million and JPY10,100 million, respectively.

・It is assumed that the entire amount of loans payable of JPY7,814 million that will come due in the fiscal period ending March 2021 will be refinanced.

・It is assumed that as a result of the above, the outstanding balance of loans payable and the outstanding balance of investment corporation bonds as of the end of March 2021 will be JPY142,587 million and JPY10,100 million, respectively.

・The ratio of interest-bearing debt is expected to be 49.3% and 49.3% at the end of September 2020 and the end of March 2021, respectively.

・For the calculation of the ratio of interest-bearing debt in this forecast, the following calculation formula is used.

Ratio of interest-bearing debt = (Total amount of interest-bearing debt / Total assets) x 100

Note: This document aims to announce to the public the forecasts of operating results and distributions after the merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

4

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Goodwill and negative goodwill

・While goodwill or negative goodwill is expected to be generated associated with the Merger, it is assumed that goodwill or negative goodwill will not be generated because it is uncertain whether goodwill will be generated or negative goodwill will be generated given that the price of the investment units of JRH when the Merger will become effective, which is the basis for calculating the acquisition cost of assets of NHI to be succeeded by JRH, is unknown as of today, and because the amount of goodwill or negative goodwill is not yet determined. Accordingly, goodwill or negative goodwill is not incorporated in the figures in this forecast.

・If goodwill is generated as a result of the Merger, it will be recorded in assets in accordance with the Accounting Standard for Business Combinations (ASBJ Statement No.21, final revision dated September 13, 2013) (hereinafter the “Business Combinations Accounting Standard”) and amortized regularly using the straight-line method over 20 years. In addition, if negative goodwill is generated as a result of the Merger, gain on bargain purchase will be recorded in bulk as extraordinary income for the fiscal period ending September 2020 in accordance with the Business Combinations Accounting Standard.

・The total amounts of assets accepted and liabilities assumed from NHI, the acquired company, under the Business Combinations Accounting Standard are expected to be JPY26,286 million and JPY10,934 million, respectively.

Investment units

・   It is assumed that the total number of investment units will be 2,055,946 units as a result of the issuance of 152,995 new investment units by JRH through the Merger and the issuance of all 262,891 new investment units on the same date as the effective date of the merger through the third party allotment that was decided at the meeting of the Board of Directors of the Investment Corporation held today.

・The number of new investment units to be issued by JRH through the Merger is not yet determined as of this moment and could fluctuate due to the handling of fractions, etc.

・   It is assumed that the total number of investment units issued will be 2,055,946 units as a result of the Merger and the issuance of new investment units through private placement above, and that subsequently new investment units will not be issued until the end of March 2021.

Distribution per unit

・Distribution per unit is calculated on the premise of the cash distribution policy set out in the Articles of Incorporation of DLI (the Articles of Incorporation after amendments to be decided at the General Meeting of Unitholders of JRH to be held on February 13, 2020). In addition, distribution per unit is calculated on the assumption that the entire amount of net income for each fiscal period will be distributed, in principle.

・For distributions in the fiscal period ending September 2020, it is assumed that the total amount of JPY4,424 million (distribution per unit of JPY2,150) that is obtained by adding the scheduled amount of reversal of reserve for temporary difference adjustments of JPY67 million (JPY32 per unit) to the amount that is obtained by deducting JPY480 million, some of a net gain on disposition of real estate (the amount obtained by deducting loss on disposition of real estate from gain on disposition of real estate, JPY233 per unit), from net income of JPY4,834 million (JPY2,351 per unit), will be distributed.

・For distributions in the fiscal period ending March 2021, it is assumed that the total amount of JPY4,420 million (distribution per unit of JPY2,150) that is obtained by adding the scheduled amount of reversal of reserve for temporary difference adjustments of JPY158 million (JPY77 per unit) to net income of JPY4,259 million (JPY2,071 per unit) will be distributed.

・Distribution per unit could fluctuate due to various factors including fluctuations in rent income associated with changes in assets under management and changes in tenants and the occurrence of unpredictable repairs.

・Net income per unit and distribution per unit for each fiscal period are calculated using the expected total number of investment units issued at the end of each period based on the total number of investment units issued above.

Distribution in excess of earnings per unit	・There is no plan to make distributions in excess of earnings at present.

Note: This document aims to announce to the public the forecasts of operating results and distributions after the merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

5

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Other

・It is assumed that no revision that will have an impact on the forecast figures above will be made to laws, regulations, tax systems, accounting standards, listing regulations and rules of the Investment Trusts Association, Japan, etc.

・It is assumed that no unforeseen significant change will take place in general economic trends and the real estate market conditions, etc.

Note: This document aims to announce to the public the forecasts of operating results and distributions after the merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation, and it has not been prepared for the purpose of soliciting investments.

6

EXHIBIT 3

Notice Concerning Disposition of Assets

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

November 19, 2019

To All Concerned Parties

REIT Issuer: Japan Rental Housing Investments Inc.
4-17-33 Minami Aoyama, Minato-ku, Tokyo 107-0062
Ikuo Shoda, Executive Director
(Securities Code: 8986)
Asset Manager: Daiwa Real Estate Asset Management Co. Ltd.
Toshio Fukushima, President and Chief Executive Officer
Inquiries: Seiji Kimoto, Deputy Chief Corporate Division Officer
Tel: +81-3-6757-9680

Notice Concerning Disposition of Assets

Japan Rental Housing Investments Inc. (hereinafter referred to as the “Investment Corporation”) hereby announces that Daiwa Real Estate Asset Management Co. Ltd. (hereinafter referred to as the “Asset Manager”), the asset manager of the Investment Corporation, has resolved to dispose of the following assets under management (hereinafter referred to as the “Disposition”). Details are provided below.

The Investment Corporation also announces that, as published in “Notice Regarding Conclusion of Merger Agreement between Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation” dated November 19, 2019, the Investment Corporation and Nippon Healthcare Investment Corporation concluded a merger agreement as of the said date upon resolution by the respective Board of Directors’ meetings held on the same day to conduct an absorption-type merger (hereinafter, the “Merger”) whereby the Investment Corporation will be the surviving entity and Nippon Healthcare Investment Corporation will be the dissolving entity, effective on April 1, 2020. The disposition of each of the following properties (hereinafter, “Assets to be Disposed of”) is subject to the Merger taking effect and other factors.

The transferees of the Assets to be Disposed of fall under the category of interested persons, etc. as prescribed by the Act on Investment Trusts and Investment Corporations (“the Investment Trust Act”) and the category of interested parties under the Rules for Preventing Conflicts of Interest, which are the internal rules of the Asset Manager. The Asset Manager has thus followed the decision-making procedures provided for in the Rules for Preventing Conflicts of Interest prior to conducting transactions with the transferees for the transfers of Assets to be Disposed of. The Board of Directors’ meeting of the Investment Corporation has approved the transactions, considering the nature of a series of transactions associated with the Merger, although the transactions fall under those listed in the Items of Article 245-2, Paragraph 1 of the Regulation for Enforcement of the Act on Investment Trusts and Investment Corporations.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

1

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

I.   Summary and Reasons for the Disposition

The Investment Corporation announced new medium-term targets in May 2019 and carries out an asset replacement strategy with the improvement in the quality of its portfolio as the issue of top priority. In this situation, the Asset Manager has decided to conduct the Disposition and concluded transfer agreements regarding the Disposition as of November 19, 2019, considering that each of the Assets to be Disposed of is a small-scale property (whose sales price is 500 million yen or less) or a relatively old property and that the disposition price of each property is equal to the appraisal value. Thus, conducting the Disposition and replacing the Assets to be Disposed of with new properties to be acquired through the Merger will help improve the quality of the Investment Corporation’s portfolio.

The Investment Corporation has explored possibilities for the Disposition of the properties at higher prices than their most recent appraisal values by making enquiries to several potential purchasers regarding the terms of sale, etc. During this process, factors that were taken into consideration included the prospect of the disposition prices equaling to the most recent appraisal values, the specific caracteristics of the transactions in the series of the related transactions, the elimination of the uncertainty of the execution of the transactions, information management and the certainty of settlement considering the duration from the conclusion of transfer agreements to settlement. Accordingly, the Investment Corporation decided to transfer the properties to Daiwa PI Partners Co. Ltd., an indirect subsidiary of Daiwa Securities Group Inc. that is the Investment Corporation’s sponsor, Nozomi Finance & Consulting Co. Ltd. and special purpose companies (SPCs) to which Daiwa PI Partners Co. Ltd. makes silent partnership contributions.

The execution date of the Disposition is scheduled to be April 1, 2020, the same day as the effective date of the Merger.

Property Name (Location)	Book Value (as of the end of September 2019) (A) (JPY thousand)	Building Age (Note1)	Appraisal Value (as of the end of September 2019) (B) (JPY thousand)	Difference between Appraisal Value and Book Value (B) - (A) (JPY thousand)	Planned Disposition Price (C) (JPY thousand) (Note2)	Difference between Planned Disposition Price and Appraisal Value (C) - (B) (JPY thousand)	Difference between Planned Disposition Price and Book Value (C) - (A) (JPY thousand)
willDo Kita 24 jo (Sapporo, Hokkaido)	265,928	13.7 yrs	286,000	20,071	286,000	0	20,071
Gran Casa Minami13jo (Sapporo, Hokkaido)	450,228	13.8 yrs	406,000	(44,228)	406,000	0	(44,228)
Gran Casa Minami9jo (Sapporo, Hokkaido)	521,056	13.0 yrs	461,000	(60,056)	461,000	0	(60,056)
willDo Nishishitadai cho (Morioka, Iwate)	463,234	13.4 yrs	593,000	129,765	593,000	0	129,765
Grand Mason Shichifuku (Sendai, Miyagi)	327,156	20.7 yrs	300,000	(27,156)	300,000	0	(27,156)
Living Stage Higashi-Sendai (Sendai, Miyagi)	284,953	23.3 yrs	363,000	78,046	363,000	0	78,046
willDo Koshigaya (Koshigaya. Saitama)	426,107	14.5 yrs	575,000	148,892	575,000	0	148,892
Site Pia (Sagamihara, Kanagawa)	480,647	32.0 yrs	456,000	(24,647)	456,000	0	(24,647)
willDo Niiza (Niiza, Saitama)	546,896	12.9 yrs	585,000	38,103	585,000	0	38,103

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

2

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Excelsior Sakae (Nagoya, Aichi)	595,368	17.6 yrs	545,000	(50,368)	545,000	0	(50,368)
willDo Hibino (Nagoya, Aichi)	269,713	13.8 yrs	311,000	41,286	311,000	0	41,286
willDo Inaei (Nagoya, Aichi)	535,735	12.6 yrs	648,000	112,264	648,000	0	112,264
willDo Yokkaichi Unomori (Yokkaichi, Mie)	427,140	12.1 yrs	563,000	135,859	563,000	0	135,859
Abreast Sakuragawa (Osaka, Osaka)	341,382	19.2 yrs	507,000	165,617	507,000	0	165,617
Prospect Bishoen (Osaka, Osaka)	249,447	14.1 yrs	330,000	80,552	330,000	0	80,552
Royal Garden Shinrin Koen (Sendai, Miyagi)	358,059	30.2 yrs	280,000	(78,059)	280,000	0	(78,059)
Green Park Komatsujima (Sendai, Miyagi)	485,571	29.1 yrs	421,000	(64,571)	421,000	0	(64,571)
Dia Palace Izumizaki (Sendai, Miyagi)	357,838	30.3 yrs	316,000	(41,838)	316,000	0	(41,838)
Living Stage Minami-Sendai (Sendai, Miyagi)	146,203	24.5 yrs	222,000	75,796	222,000	0	75,796
Takasagoseki Nibankan (Sendai, Miyagi)	549,048	24.7 yrs	757,000	207,951	757,000	0	207,951
Iruma-ekimae Building (Iruma, Saitama)	1,561,106	33.6 yrs	1,730,000	168,893	1,730,000	0	168,893
Iruma-ekimae Building No. II (Iruma, Saitama)	761,532	31.6 yrs	648,000	(113,532)	648,000	0	(113,532)
Chez Moi Sakuragaoka (Tama, Tokyo)	617,622	30.6 yrs	634,000	16,377	634,000	0	16,377
Corinne Tsudanuma (Narashino, Chiba)	382,667	30.6 yrs	348,000	(34,667)	348,000	0	(34,667)
Chigasaki Daikan Plaza (Chigasaki, Kanagawa)	458,334	32.1 yrs	483,000	24,665	483,000	0	24,665
Winbell Chorus Hiratsuka No.13 (Hiratsuka, Kanagawa)	458,666	28.9 yrs	358,000	(100,666)	358,000	0	(100,666)
Prospect Katsura (Kyoto, Kyoto)	435,730	23.7 yrs	480,000	44,269	480,000	0	44,269
Total	12,757,379	-	13,606,000	848,620	13,606,000	0	848,620

(Note 1)	The age as of today is indicated.
(Note 2)	The anticipated disposition price excludes transfer-related costs, fixed asset tax and city planning tax adjustments and national and local consumption taxes; the same shall apply hereinafter.
(Note 3)	Figures are rounded down to the nearest whole unit and ratios are rounded off to the first decimal place.
(Note 4)	The broker for the Disposition does not fall under the category of interested persons, etc. prescribed by the Order for Enforcement of the Act on Investment Trusts and Investment Corporations. Nor does it fall under the category of interested party in accordance with the Rules for Preventing Conflicts of Interest, which are the internal rules of the Asset Manager.

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

3

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

(Note 5)	Of the Assets to be Disposed of, 20 properties, which comprise Property Numbers 1 to 5, 7, 9 to 18 and 24 to 27, will be sold to Daiwa PI Partners Co. Ltd. Four properties, which comprise Property Numbers 8 and 21 to 23, will be sold to Nemophila GK. Three properties, which comprise Property Numbers 6, 19 and 20, will be sold to Nozomi Finance & Consulting Co. Ltd.; provided, however, that with regard to the 20 properties to be sold to Daiwa PI Partners Co. Ltd., it is provided for in the sales agreement for the Assets to be Disposed of that Daiwa PI Partners Co. Ltd., the purchaser, may transfer its position as the purchaser to third parties (provided, however, that the said third parties shall be limited to (i) persons who have submitted notification pursuant to Article 59, Paragraph 2 of the Act on Specified Joint Real Estate Ventures as business operators who are eligible special investors; (ii) limited liability companies that that commission Nozomi Finance & Consulting Co. Ltd. to carry out the business of eligible special investors and for which the purchaser is the sole silent partnership contributor; and (iii) persons whom the Investment Corporation and Asset Manager, the seller, reasonably determines not to be appropriate as the successors). Accordingly, the position of Daiwa PI Partners Co. Ltd. as the purchaser is scheduled to be succeeded by April 1, 2020 by more than one newly established SPC regarding which silent partnership contributions will be made solely by Daiwa PI Partners Co. Ltd. However, it is also stipulated that Daiwa PI Partners Co. Ltd. shall be oblighed to acquire any of the properties for which the succession of the position as the purchaser is not completed by the settlement date due to reasons such as failure to establish an SPC by April 1, 2020. For more details about the transferees, please refer to “III, Summary of Transferees.”

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

4

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

II.  Details of Assets to be Disposed of

Details of the Assets to be Disposed of are as follows.

Unless otherwise noted, information on the date of appraisal regarding the appraisal value, lease and guarantee deposits and total leased area is as of September 30, 2019, and information on total rental revenue indicates that for the fiscal period ended September 30, 2019.

O-1-032 willDo Kita 24 jo

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	5-3-16, Kita 25-jo Nishi, Kita-ku, Sapporo, Hokkaido
Use	Condominium
Appraisal Value (as of the end of September 2018)	286,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	12,278 thousand yen
Lease Deposits and Guarantee Deposits	1,382 thousand yen
Total Leasable Area	1,279.89 square meters
Total Leased Area	1,244.61 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	100.0%	100.0%	97.2%

O-1-034 Gran Casa Minami13jo

Asset to be Disposed	Real estate
Trust company	Proprietary ownership
Location	9-1-5, Minami 13-jo Nishi, Chuo-ku, Sapporo, Hokkaido
Use	Condominium
Appraisal Value (as of the end of September 2018)	406,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	16,107 thousand yen
Lease Deposits and Guarantee Deposits	2,270 thousand yen
Total Leasable Area	1,836.38 square meters
Total Leased Area	1,760.16 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	95.8%	100.0%	95.8%

O-1-035 Gran Casa Minami9jo

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	12-2-26, Minami 9-jo Nishi, Chuo-ku, Sapporo, Hokkaido
Use	Condominium
Appraisal Value (as of the end of September 2018)	461,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	19,217 thousand yen
Lease Deposits and Guarantee Deposits	2,700 thousand yen
Total Leasable Area	2,246.01 square meters
Total Leased Area	2,123.11 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	98.2%	100.0%	94.6%	100.0%	94.5%

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

5

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

O-2-037 willDo Nishishitadai cho

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	16-32, Nishishitadaicho, Morioka, Iwate
Use	Condominium
Appraisal Value (as of the end of September 2018)	593,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	23,401 thousand yen
Lease Deposits and Guarantee Deposits	-
Total Leasable Area	2,304.00 square meters
Total Leased Area	2,304.00 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	100.0%	100.0%	100.0%

O-2-065 Grand Mason Shichifuku

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	2-20-6, Tomizawa Minami, Taihaku-ku, Sendai, Miyagi
Use	Condominium, Retail store
Appraisal Value (as of the end of September 2018)	300,000 thousand yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	13,853 thousand yen
Lease Deposits and Guarantee Deposits	3,039 thousand yen
Total Leasable Area	1,083.70 square meters
Total Leased Area	1,007.17 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	97.6%	100.0%	100.0%	100.0%	92.9%

O-2-094 Living Stage Higashi-Sendai

Asset to be Disposed	Real estate
Trust company	Proprietary ownership
Location	2-18-25, Shinden, Miyagino-ku, Sendai, Miyagi
Use	Condominium, Parking
Appraisal Value (as of the end of September 2018)	363,000 thousand yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	17,456 thousand yen
Lease Deposits and Guarantee Deposits	2,729 thousand yen
Total Leasable Area	1,596.53 square meters
Total Leased Area	1,537.73 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	92.1%	90.8%	100.0%	100.0%	96.3%

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

6

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

O-4-005 willDo Koshigaya

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	11-13, Yayoicho, Koshigaya, Saitama
Use	Condominium
Appraisal Value (as of the end of September 2018)	575,000 thousand yen
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	19,105 thousand yen
Lease Deposits and Guarantee Deposits	2,510 thousand yen
Total Leasable Area	1,230.28 square meters
Total Leased Area	1,204.78 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	93.8%	98.3%	97.9%

O-4-012 Site Pia

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	2-10-13, Kanumadai, Chuo-ku, Sagamihara, Kanagawa
Use	Retail store, Office, Condominium
Appraisal Value (as of the end of September 2018)	456,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	22,224 thousand yen
Lease Deposits and Guarantee Deposits	6,311 thousand yen
Total Leasable Area	1,697.50 square meters
Total Leased Area	1,649.70 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	98.1%	100.0%	96.2%	99.0%	97.2%

O-4-038 willDo Niiza

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	4-5-41, Nobidome, Niiza, Saitama
Use	Condominium, Garage, Parking
Appraisal Value (as of the end of September 2018)	585,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	21,610 thousand yen
Lease Deposits and Guarantee Deposits	2,783 thousand yen
Total Leasable Area	1,260.00 square meters
Total Leased Area	1,237.50 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	98.2%	96.4%	100.0%	98.2%

O-5-026 Excelsior Sakae

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	5-22-1, Sakae, Naka-ku, Nagoya, Aichi
Use	Condominium
Appraisal Value (as of the end of September 2018)	545,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	19,267 thousand yen
Lease Deposits and Guarantee Deposits	3,099 thousand yen
Total Leasable Area	1,486.56 square meters
Total Leased Area	1,455.59 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	97.9%	100.0%	97.9%

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

7

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

O-5-027 willDo Hibino

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	3-9-22, Taiho, Atsuta-ku, Nagoya, Aichi
Use	Condominium
Appraisal Value (as of the end of September 2018)	311,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	11,405 thousand yen
Lease Deposits and Guarantee Deposits	1,181 thousand yen
Total Leasable Area	767.25 square meters
Total Leased Area	767.25 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	93.5%	100.0%	96.8%	96.8%	100.0%

O-5-063 willDo Inaei

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	2-322, Juichiya, Minato-ku, Nagoya, Aichi
Use	Condominium
Appraisal Value (as of the end of September 2018)	648,000 thousand yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	26,910 thousand yen
Lease Deposits and Guarantee Deposits	2,699 thousand yen
Total Leasable Area	2,386.74 square meters
Total Leased Area	2,386.74 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	57.6%	100.0%	99.0%	100.0%	100.0%

O-5-082 willDo Yokkaichi Unomori

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	2-12-17, Unomori, Yokkaichi, Mie
Use	Condominium
Appraisal Value (as of the end of September 2018)	563,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	26,177 thousand yen
Lease Deposits and Guarantee Deposits	3,750 thousand yen
Total Leasable Area	2,160.00 square meters
Total Leased Area	2,160.00 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	100.0%	100.0%	100.0%

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

8

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

O-6-112 Abreast Sakuragawa

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	1-4-28, Sakuragawa, Naniwa-ku, Osaka, Osaka
Use	Condominium
Appraisal Value (as of the end of September 2018)	507,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	19,251 thousand yen
Lease Deposits and Guarantee Deposits	1,738 thousand yen
Total Leasable Area	1,009.92 square meters
Total Leased Area	1,009.92 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	97.9%	97.9%	97.9%	100.0%	100.0%

O-6-113 Prospect Bishoen

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	2-2-20, Kita-tanabe, Higashi-sumiyoshi-ku, Osaka, Osaka
Use	Condominium, Retail store
Appraisal Value (as of the end of September 2018)	330,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	11,278 thousand yen
Lease Deposits and Guarantee Deposits	1,910 thousand yen
Total Leasable Area	901.91 square meters
Total Leased Area	871.31 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	100.0%	100.0%	96.6%

F-2-001 Royal Garden Shinrin Koen

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	3-25-25, Kitane, Aoba-ku, Sendai, Miyagi
Use	Condominium
Appraisal Value (as of the end of September 2018)	280,000 thousand yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	16,637 thousand yen
Lease Deposits and Guarantee Deposits	3,694 thousand yen
Total Leasable Area	2,051.07 square meters
Total Leased Area	1,986.16 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	96.1%	100.0%	92.6%	96.5%	96.8%

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

9

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

F-2-002 Green Park Komatsujima

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	2-9-8, Komatsushima, Aoba-ku, Sendai, Miyagi
Use	Condominium
Appraisal Value (as of the end of September 2018)	421,000 thousand yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	21,078 thousand yen
Lease Deposits and Guarantee Deposits	4,318 thousand yen
Total Leasable Area	3,027.17 square meters
Total Leased Area	3,027.17 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	97.0%	97.7%	100.0%	94.2%	100.0%

F-2-003 Dia Palace Izumizaki

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	2-22-30, Izumizaki, Taihaku-ku, Sendai, Miyagi
Use	House
Appraisal Value (as of the end of September 2018)	316,000 thousand yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	16,762 thousand yen
Lease Deposits and Guarantee Deposits	2,971 thousand yen
Total Leasable Area	2,060.77 square meters
Total Leased Area	1,827.40 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	98.5%	97.5%	100.0%	100.0%	88.7%

F-2-042 Living Stage Minami-Sendai

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	4-3-5, Nishi-nakata, Taihaku-ku, Sendai, Miyagi
Use	Condominium
Appraisal Value (as of the end of September 2018)	222,000 thousand yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	11,614 thousand yen
Lease Deposits and Guarantee Deposits	3,119 thousand yen
Total Leasable Area	1,330.83 square meters
Total Leased Area	1,235.73 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	92.5%	100.0%	96.2%	92.9%

F-2-043 Takasagoseki Nibankan

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	1-1-15, Takasago, Miyagino-ku, Sendai, Miyagi
Use	Retail store, Office, Condominium
Appraisal Value (as of the end of September 2018)	757,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	29,965 thousand yen
Lease Deposits and Guarantee Deposits	12,218 thousand yen
Total Leasable Area	3,302.96 square meters
Total Leased Area	3,111.05 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	90.3%	94.3%	94.2%	96.4%	94.2%

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

10

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

F-4-006 Iruma-ekimae Building

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	1-3, Kawaramachi, Iruma, Saitama
Use	Retail store, Office, Condominium
Appraisal Value (as of the end of September 2018)	1,730,000 thousand yen
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	64,060 thousand yen
Lease Deposits and Guarantee Deposits	55,371 thousand yen
Total Leasable Area	4,359.31 square meters
Total Leased Area	4,233.86 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	98.8%	100.0%	97.6%	99.0%	97.1%

F-4-007 Iruma-ekimae Building No.Ⅱ

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	15-11, Kawaramachi, Iruma, Saitama
Use	Retail store, Condominium, Work space
Appraisal Value (as of the end of September 2018)	648,000 thousand yen
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	28,943 thousand yen
Lease Deposits and Guarantee Deposits	11,235 thousand yen
Total Leasable Area	3,592.48 square meters
Total Leased Area	3,592.48 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	98.5%	98.5%	100.0%

F-4-018 Chez Moi Sakuragaoka

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	3-14-8, Sekido, Tama, Tokyo
Use	Retail store, Condominium
Appraisal Value (as of the end of September 2018)	634,000 thousand yen
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	23,452 thousand yen
Lease Deposits and Guarantee Deposits	6,521 thousand yen
Total Leasable Area	1,911.36 square meters
Total Leased Area	1,866.25 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	92.8%	92.8%	100.0%	100.0%	97.6%

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

11

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

F-4-020 Corinne Tsudanuma

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	4-3-20, Tsudanuma, Narashino, Chiba
Use	Condominium
Appraisal Value (as of the end of September 2018)	348,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	11,358 thousand yen
Lease Deposits and Guarantee Deposits	1,509 thousand yen
Total Leasable Area	1,435.80 square meters
Total Leased Area	1,292.22 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	100.0%	95.0%	90.0%

F-4-022 Chigasaki Daikan Plaza

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	2-1-54, Jukkenzaka, Chigasaki, Kanagawa
Use	Condominium
Appraisal Value (as of the end of September 2018)	483,000 thousand yen
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	20,020 thousand yen
Lease Deposits and Guarantee Deposits	4,716 thousand yen
Total Leasable Area	1,838.43 square meters
Total Leased Area	1,785.63 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	97.1%	100.0%	100.0%	96.8%	97.1%

F-4-028 Winbell Chorus Hiratsuka No.13

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	6-19, Sengencho, Hiratsuka, Kanagawa
Use	Condominium
Appraisal Value (as of the end of September 2018)	358,000 thousand yen
Appraiser	Japan Real Estate Institute
Tenant Profile
Number of Tenants	1
Total Rental Revenue	17,385 thousand yen
Lease Deposits and Guarantee Deposits	2,799 thousand yen
Total Leasable Area	1,533.82 square meters
Total Leased Area	1,533.82 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	100.0%	97.0%	100.0%

F-6-063 Prospect Katsura

Asset to be Disposed	Real estate
Type of ownership	Proprietary ownership
Location	3, Katagihara Ujiinishi-cho, Nishikyo-ku, Kyoto, Kyoto
Use	Condominium
Appraisal Value (as of the end of September 2018)	480,000 thousand yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Tenant Profile
Number of Tenants	1
Total Rental Revenue	20,142 thousand yen
Lease Deposits and Guarantee Deposits	2,798 thousand yen
Total Leasable Area	1,796.59 square meters
Total Leased Area	1,796.59 square meters
Changes in Occupancy Rate	Sep 2017	Mar 2018	Sep 2018	Mar 2019	Sep 2019
	100.0%	100.0%	96.5%	100.0%	100.0%

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

12

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

III. Profile of the Counterparty

(1)	Company name	Daiwa PI Partners Co. Ltd. (Note)
(2)	Head office location	1-9-1 Marunouchi, Chiyoda-Ku, Tokyo
(3)	Representative	Hideki Araki, President & Representative Director
(4)	Main business	Investments in monetary claims, real estate investments, private equity investments Other investment business, mainly comprising fund management operations
(5)	Paid-in capital	12 billion yen
(6)	Amount of sales	Not disclosed because the transferee’s consent has not been obtained.
(7)	Date of establishment	December 8, 1998
(8)	Net assets	Not disclosed because the transferee’s consent has not been obtained.
(9)	Total assets	Not disclosed because the transferee’s consent has not been obtained.
(10)	Major shareholders and shareholding ratio	Daiwa Corporate Investment Co., Ltd.
(11)	Relationship between the Investment Corporation or Asset Manager and this company
Capital ties

The said company is an indirect subsidiary of Daiwa Securities Group Inc., the parent company (shareholding ratio: 100%) of the Asset Manager, and falls under under the category of interested persons, etc. prescribed by the Investment Trust Act.

There is no capital relationship required to be referred to herein between the Investment Corporation and the said company. Daiwa Securities Group Inc. holds 55,014units of the Investment Corporation’s investment units (3.35%) as of the date and year first written above.

	Human relationship	There is no personael relationship required to be referred to herein between the said company and the Investment Corporation / Asset Manager. Officers and employees of the Asset Manager include seconded staff from Daiwa Securities Group Inc.
	Business relationship	There is no business relationship required to be referred to herein between the said company and the Asset Manager / Investment Corporation. Daiwa Securities Group Inc., which is the parent company of the Asset Manager, has concluded a sponsor support agreement with the Asset Manager and is a supplier of information on properties handled by the Investment Corporation. It has also concluded lease agreements concerning some of the properties held by the Investment Corporation.
	Status of related parties	The said company is an indirect subsidiary of Daiwa Securities Group Inc., the parent company of the Asset Manager, and falls under under the category of interested persons, etc.
(Note)	As was previously noted, the position of Daiwa PI Partners Co. Ltd. as the purchaser of the properties to be transferred thereto is scheduled to be succeeded by newly established SPCs to which silent partnership contributions will be made by Daiwa PI Partners Co. Ltd. The summary of the newly established SPCs will be announced at the time of the succession of the position.

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

13

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

(1)	Company name	Nemophila GK
(2)	Head office location	3-5-12 Nihonbashi, Chuo-ku, Tokyo
(3)	Representative	Managing Partner: General Incorporated Association LLC Holdings
(4)	Main business	Acquisition, retention, disposition, lease and management of real estate Business in accordance with the Act on Specified Joint Real Estate Ventures
(5)	Paid-in capital	3 million yen
(6)	Amount of sales	Not disclosed because the transferee’s consent has not been obtained.
(7)	Date of establishment	September 29, 2016
(8)	Net assets	Not disclosed because the transferee’s consent has not been obtained.
(9)	Total assets	Not disclosed because the transferee’s consent has not been obtained.
(10)	Major shareholders and shareholding ratio	General Incorporated Association LLC Holdings
(11)	Relationship between the Investment Corporation or Asset Manager and this company
	Capital ties	The said company is a non-consolidated subsidiary of Daiwa Securities Group Inc., the parent company (shareholding ratio: 100%) of the Asset Manager, and falls under under the category of interested persons, etc. prescribed by the Investment Trust Act.
	Human relationship	There is no personal relationship required to be referred to herein between the said company and the Investment Corporation / Asset Manager.
	Business relationship	There is no business relationship required to be referred to herein between the said company and the Investment Corporation / Asset Manager.
	Status of related parties	The said company is a non-consolidated subsidiary of Daiwa Securities Group Inc., the parent company of the Asset Manager, and falls under under the category of interested persons, etc.

(1)	Company name	Nozomi Finance & Consulting Co. Ltd.
(2)	Head office location	1-9-4 Nihonbashi Honcho, Chuo-ku, Tokyo
(3)	Representative	Takuya Inagawa, President & Representative Director
(4)	Main business

Business handling monetary loans and mediation of monetary loans

Purchase and sales, exchange and lease of real estate and mediation and management of real estate

Consulting business concerning business management for aquisiton, retention, and disposition of beneficial rights to real estate trusts

(5)	Paid-in capital	100 million yen
(6)	Amount of sales	Not disclosed because the transferee’s consent has not been obtained.
(7)	Date of establishment	November 2, 2017
(8)	Net assets	Not disclosed because the transferee’s consent has not been obtained.
(9)	Total assets	Not disclosed because the transferee’s consent has not been obtained.
(10)	Major shareholders and shareholding ratio	Nozomi Financial Holdings Co., Ltd.
(11)	Relationship between the Investment Corporation or Asset Manager and this company
	Capital ties	The said company is an indirect subsidiary of Daiwa Securities Group Inc., the parent company (shareholding ratio: 100%) of the Asset Manager, and falls under under the category of interested persons, etc. prescribed by the Investment Trust Act.
	Human relationship	There is no personal relationship required to be referred to herein between the said company and the Investment Corporation / Asset Manager.
	Business relationship	There is no business relationship required to be referred to herein between the said company and the Investment Corporation / Asset Manager.
	Status of related parties	The said company is an indirect subsidiary of Daiwa Securities Group Inc., the parent company of the Asset Manager, and falls under under the category of interested persons, etc.

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

14

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

IV. Profile of the Transferees of Properties

The transferees of the Assets to be Disposed of are indirect subsidiaries, etc. of Daiwa Securities Group Inc., the parent company of the Asset Manager. As each transferee falls under the category of interested persons, etc. prescribed by the Investment Trust Act and the category of interested party in accordance with the Rules for Preventing Conflicts of Interest, which are the internal rules of the Asset Manager, the Asset Manager has followed the decision-making procedures stipulatedin the Rules for Preventing Conflicts of Interest prior to conducting transactions with the transferees for the transfer of each Asset to be Disposed of.

The Board of Directors’ meeting has approved the transactions, considering the nature of a series of transactions associated with the Merger, although the said transactions fall under those listed in the Items of Article 245-2, Paragraph 1 of the Regulation for Enforcement of the Act on Investment Trusts and Investment Corporations.

V.  Conditions for the Disposition

It is stipulated in the sales agreement for each Asset to be Disposed of (hereinafter, the “Sales Agreement”) that the seller’s obligations under the Sales Agreement shall take effect conditional upon the Merger coming into force pursuant to the merger agreement and other factors.

Under the Sales Agreement, if that prerequisite is not fulfilled, the seller and the purchaser may cancel the Sales Agreement free of charge without making any payment whatsoever on the grounds that the conditions are not fulfilled.

VI.  Settlement Method, etc.

A lump-sum settlement shall be made at the time of the Disposition.

VII.  Forecasts

Regarding the forecasts for the financial results and distribution per unit of the surviving investment corporation after the Merger that incorporate the transfer of the Assets to be Disposed of and other factors for the period ending September 30, 2020 (from April 1, 2020 until September 30, 2020) and the period ending March 31, 2021 (from October 1, 2020 until March 31, 2021), please refer to “Notice Concerning Forecasts for Financial Results and Distribution per Unit After Merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation” announced as of November 19, 2019.

All or part of the gain on the Disposition (estimated to be 812 million yen (Note)) will be internally reserved in consideration of the leveling of distributions and the effect of the Disposition on distributions.

(Note)	The amount is calculated by deducting the book value as of September 30, 2019 (estimated to be 12,623 million yen as of November 19, 2019) and transfer-related costs (225 million yen) from the total amount for the anticipated disposition price (13,606 million yen) and adjustments to property tax and city planning tax (estimated to be 56 million yen as of November 19, 2019).

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

15

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

VIII.  Property Appraisal Summary

Property Name	O-1-032 willDo Kita 24 jo
Appraisal Value	JPY 286,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	286,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	288,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	23,278	-
(a) Rental revenues including common service fees	JPY thousand	23,412	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	1,056	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	10	Electricity fees income, etc. for fiber optic circuits was posted as “other income.” There is no key money income or renewal fee income.
(b)	Losses from vacancies	JPY thousand	1,200	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	6,530	-
Operation costs	JPY thousand	1,150	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	430	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	1,348	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	699	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	680	Administrative fees for the solicitation of new tenants and contract signing were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the collection, etc. of new tenants and the amounts paid in the past, taking into account the yearly average tenant turnover ratio and occupancy rate.
Taxes and public dues	JPY thousand	2,075	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	48	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	100	Road heating expenses, etc. were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	16,748	-
(4) Lump-sum Investment Return	JPY thousand	18	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	2,061	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	14,705	-
(7) Capitalization Rate	(%)	5.1	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	283,000	-
Discount Rate	(%)	4.9	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.3	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	248,000	-
Land Ratio	(%)	27.4	-
Property Ratio	(%)	72.6	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

16

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-1-034 Gran Casa Minami13jo
Appraisal Value	JPY 406,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	406,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	409,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	32,588	-
(a) Rental revenues including common service fees	JPY thousand	31,236	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	2,668	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	200	Vending machine fees, electricity fees, and utility pole usage fees were posted as “other income.” There is no key money income or renewal fee income.
(b)	Losses from vacancies	JPY thousand	1,516	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	9,035	-
Operation costs	JPY thousand	1,200	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	500	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	1,654	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	978	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	861	Administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past. Renewal fees were posted after the calculation based on the compensation paid to contractors upon signing renewal contracts, etc. taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors.
Taxes and public dues	JPY thousand	3,176	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	66	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	600	Expenses for kerosene used for road heating were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	23,553	-
(4) Lump-sum Investment Return	JPY thousand	24	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	2,303	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	21,274	-
(7) Capitalization Rate	(%)	5.2	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	402,000	-
Discount Rate	(%)	5.0	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.4	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	363,000	-
Land Ratio	(%)	32.2	-
Property Ratio	(%)	67.8	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

17

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-1-035 Gran Casa Minami9jo
Appraisal Value	JPY 461,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	461,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	464,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	38,642	-
(a) Rental revenues including common service fees	JPY thousand	37,125	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	3,202	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	120	Electricity fees income for Ucom and fiber-optic communication service and vending machine installation income were posted as “other income.” There is no key money income or renewal fee income.
(b)	Losses from vacancies	JPY thousand	1,805	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	11,336	-
Operation costs	JPY thousand	1,630	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	1,350	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	1,985	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	1,167	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	1,175	Administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the collection, etc. of new tenants and the amounts paid in the past, taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors.
Taxes and public dues	JPY thousand	3,947	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	82	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	0	No particular expense should be posted as other expenses.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	27,306	-
(4) Lump-sum Investment Return	JPY thousand	29	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	2,730	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	24,605	-
(7) Capitalization Rate	(%)	5.3	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	458,000	-
Discount Rate	(%)	5.1	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.5	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	450,000	-
Land Ratio	(%)	28.4	-
Property Ratio	(%)	71.6	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

18

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-2-037 willDo Nishishitadai cho
Appraisal Value	JPY 593,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	593,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	597,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	46,793	-
(a) Rental revenues including common service fees	JPY thousand	44,822	Rent income and common-area charge income (“Rent Income, Etc.”) was posted based on the sub-master lease agreement according to the assessment that a considerable ability to pay rent was held, considering the three-year fixed rent in the current sub-master lease agreement, new rent level, etc. in the area, rent level of the newest tenant, building installations, location conditions, vacancy risk, maintenance expenses, and other factors.
Parking fees	JPY thousand	571	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	1,400	Key money income and renewal fee income were not posted due to provisions in the rental agreement not to collect such fees. Mobile phone antenna installation fees, site charges for utility poles, etc., and vending machine income were posted as “other income.”
(b) Losses from vacancies	JPY thousand	0	The amount of loss from vacancies, etc. was not posted due to the bulk lease. The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	7,020	-
Operation costs	JPY thousand	782	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	1,000	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	930	The assessment of repair expenses was posted after taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses in the engineering report, and other factors.
Property management fees	JPY thousand	0	Property management fees were not posted due to the absence of such fees based on the sub-master lease agreement, building management contract, etc.
Tenant promotion fees, etc.	JPY thousand	0	Rental fees and renewal fees were not posted due to the absence of such fees based on the sub-master lease agreement, building management contract, etc.
Taxes and public dues	JPY thousand	3,616	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	92	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	600	Internet usage fees, etc. were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	39,773	-
(4) Lump-sum Investment Return	JPY thousand	0	Since there is no one-off payment which have a nature of a deposit received, the management gain from a one-off payment were not posted.
(5) Capital Expenditure	JPY thousand	2,170	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	37,603	-
(7) Capitalization Rate	(%)	6.3	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	589,000	-
Discount Rate	(%)	5.8	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	6.5	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	403,000	-
Land Ratio	(%)	21.7	-
Property Ratio	(%)	78.3	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

19

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-2-065 Grand Mason Shichifuku
Appraisal Value	JPY 300,000,000
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	300,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	302,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	26,128	-
(a) Rental revenues including common service fees	JPY thousand	25,891	The total of estimated rent income and common-area charge income standardized for the property concerned was posted based on the rent level of the current contracts and the level and trends of new rents at similar properties in the same demand-supply area, taking into account the medium- to long-term competitiveness of the property concerned.
Utility fees	JPY thousand	0	Utilities were posted as an expense item after offsetting income and expenses.
Parking fees	JPY thousand	1,573	Standardized parking lot income for the real property concerned was calculated taking into account its medium- to long-term competitiveness based on the rent level of the current contract and examples and trends of rental properties in the area.
Other revenues	JPY thousand	70	Vending machine income, utility pole usage fees, etc. were posted based on amounts paid in the past.
(b) Losses from vacancies	JPY thousand	1,405	A loss on vacancy, etc. was posted after estimating the impact of vacancy on rental income from units considered stable in the medium to long run, common-area charge income, utilities income, and parking lot income, taking into account the competitiveness, etc. of the real property concerned, based on the past vacancy rates of the real property concerned and a standard vacancy rate of similar properties.
Bad debt losses	JPY thousand	0	Bad debt loss is not posted due to acknowledgment that protection is provided by security deposits, etc.
(2) Total Operating Expenses	JPY thousand	6,899	-
Operation costs	JPY thousand	1,068	Maintenance expenses were posted after examining the levels of maintenance expenses of similar properties on the assumption that the current building management duties were generally within the standard range.
Utilities	JPY thousand	275	Utilities expenses posted are an estimate based on those of similar properties and the amounts paid in the past.
Repairs and maintenance expense	JPY thousand	1,552

Repair expenses were posted after examining the levels of repair expenses of similar real properties based on the 15-year average repair expenses in engineering reports.

Tenant replacement expenses were assessed and posted, taking into account the turnover and vacancy rates.

Property management fees	JPY thousand	469	Under the assumption that the current management duties were generally within the standard range, the property management fee was posted after examining the levels of property management fees of similar properties based on the fee rate of the current contracts.
Tenant promotion fees, etc.	JPY thousand	884	Tenant solicitation expenses, etc., were posted for rental units and parking lots whose tenants changed, to which an estimated turnover rate was applied, and considering tenant solicitation expenses, etc. estimated based on the levels of similar real properties.
Taxes and public dues	JPY thousand	1,861	Taxes and other public charges for the land were estimated based on the amounts paid in fiscal 2019, taking into account the tax burden level.
			Those for the building and other assets were estimated based on the amounts paid in fiscal 2019.
Nonlife insurance	JPY thousand	53	Non-life insurance premiums were posted after examining the levels of those for similar properties on the assumption that the current amounts were appropriate.
Other expenses	JPY thousand	737	Expenses for parking spaces outside the premises were posted based on the contract amount. The expenses for the operation of other properties was posted based on the assessment using amounts paid in the past as a reference.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	19,229	-
(4) Lump-sum Investment Return	JPY thousand	24	The amount posted was derived by multiplying the amount of estimated security deposits, etc. received by the management yield estimated by comprehensively examining the management status, etc. of one-off payments from both perspectives of management and procurement.
(5) Capital Expenditure	JPY thousand	2,653	Renewal expenses were posted after examining the levels of renewal expenses of similar real properties based on the 15-year average renewal expenses in engineering reports.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	16,600	-
(7) Capitalization Rate	(%)	5.5	The cap rate was estimated based on the yield of properties for similar use located in areas with the lowest risk, taking into account the location conditions and building conditions such as the grade, age, and facility level of the property concerned, the level of its current rent in comparison to the market rent, contract conditions related to rights, and other conditions.
Value Indicated by DCF Method	JPY thousand	299,000	-
Discount Rate	(%)	5.3	The discount rate was estimated based on comparison with discount rates in transactions of similar properties and yields on other financial instruments.
Terminal Capitalization Rate	(%)	5.7	The terminal cap rate was estimated by taking into account the marketability of the property concerned at the maturity of the holding period for the cap rate.
Value indicated by cost approach	JPY thousand	279,000	-
Land Ratio	(%)	63.3	-
Property Ratio	(%)	36.7	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

20

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-2-094 Living Stage Higashi-Sendai
Appraisal Value	JPY 363,000,000
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	363,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	365,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	33,763	-
(a) Rental revenues including common service fees	JPY thousand	32,450	The total of estimated rent income and common-area charge income standardized for the property concerned was posted based on the rent level of the current contracts and the level and trends of new rents at similar properties in the same demand-supply area, taking into account the medium- to long-term competitiveness of the property concerned.
Utility fees	JPY thousand	1,783	The utilities income posted is an estimate based on amounts paid in the past on the assumption of full occupancy.
Parking fees	JPY thousand	864	Standardized parking lot income for the real property concerned was calculated taking into account its medium- to long-term competitiveness based on the rent level of the current contract and examples and trends of rental properties in the area.
Other revenues	JPY thousand	121	Power usage fees, utility pole site charges, etc. for communication facilities were posted based on the current contracts and amounts paid in the past. The vending machine income posted is estimated based on amounts earned in the past.
(b) Losses from vacancies	JPY thousand	1,456	Loss on vacancy, etc. was posted after estimating the impact of vacancy on rental income from units considered stable in the medium to long run, common-area charge income, utilities income, and parking lot income, taking into account the competitiveness, etc. of the real property concerned, based on the past vacancy rates of the real property concerned and a standard vacancy rate of similar properties.
Bad debt losses	JPY thousand	0	Bad debt loss is not posted due to acknowledgment that protection is provided by security deposits, etc.
(2) Total Operating Expenses	JPY thousand	9,611	-
Operation costs	JPY thousand	1,092	Maintenance expenses were posted after examining the levels of maintenance expenses of similar properties on the assumption that the current building management duties were generally within the standard range.
Utilities	JPY thousand	1,738	Utilities expenses posted are an estimate based on those of similar properties and the amounts paid in the past.
Repairs and maintenance expense	JPY thousand	2,495

Repair expenses were posted after examining the levels of repair expenses of similar real properties based on the 15-year average repair expenses in engineering reports.

Tenant replacement expenses were assessed and posted, taking into account the turnover and vacancy rates.

Property management fees	JPY thousand	575	Under the assumption that the current management duties were generally within the standard range, the property management fee was posted after examining the levels of property management fees of similar properties based on the fee rate of the current contracts.
Tenant promotion fees, etc.	JPY thousand	1,072	Tenant solicitation expenses, etc., were posted for rental units and parking lots whose tenants changed, to which an estimated turnover rate was applied, and considering tenant solicitation expenses, etc. estimated based on the levels of similar real properties.
Taxes and public dues	JPY thousand	2,156	Taxes and other public charges for the land were estimated based on the amounts paid in fiscal 2019, taking into account the tax burden level.
			Those for the building and other assets were estimated based on the amounts paid in fiscal 2019.
Nonlife insurance	JPY thousand	78	Non-life insurance premiums were posted after examining the levels of those for similar properties on the assumption that the current amounts were appropriate.
Other expenses	JPY thousand	405	The expenses for operation of other properties as posted based on the assessment using amounts paid in the past as a reference.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	24,152	-
(4) Lump-sum Investment Return	JPY thousand	23	The amount posted was derived by multiplying the amount of estimated security deposits, etc. received by the management yield estimated by comprehensively examining the management status, etc. of one-off payments from both perspectives of management and procurement.
(5) Capital Expenditure	JPY thousand	3,357	Renewal expenses were posted after examining the levels of renewal expenses of similar real properties based on the 15-year average renewal expenses in engineering reports.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	20,818	-
(7) Capitalization Rate	(%)	5.7	The cap rate was estimated based on the yield of properties for similar use located in areas with the lowest risk, taking into account the location conditions and building conditions such as the grade, age, and facility level of the property concerned, the level of its current rent in comparison to the market rent, contract conditions related to rights, and other conditions.
Value Indicated by DCF Method	JPY thousand	362,000	-
Discount Rate	(%)	5.5	The discount rate was estimated based on comparison with discount rates in transactions of similar properties and yields on other financial instruments.
Terminal Capitalization Rate	(%)	5.9	The terminal cap rate was estimated by taking into account the marketability of the property concerned at the maturity of the holding period for the cap rate.
Value indicated by cost approach	JPY thousand	252,000	-
Land Ratio	(%)	36.2	-
Property Ratio	(%)	63.8	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

21

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-4-005 willDo Koshigaya
Appraisal Value	JPY 575,000,000
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	575,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	585,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	38,470	-
(a) Rental revenues including common service fees	JPY thousand	37,956

Rent income: Income earned continuously by renting or outsourcing the management of all or rental units of the property concerned (on the assumption of full occupancy)

Common-area charge income: Among the expenses continuously required in the maintenance and operation of the property concerned, income collected based on a contract with a lessee as charges for common-areas (assuming full occupancy)

Parking fees	JPY thousand	1,242	Income earned by renting the parking lots included on the property concerned to its tenants, etc. and income earned through hourly rental of parking lots (assuming full occupancy)
Other revenues	JPY thousand	925	Installation fees for facilities such as signboards, antennas and vending machines, and income such as non-refundable, one-off payments such as key money and renewal fees
(b) Losses from vacancies	JPY thousand	1,653	Amounts reduced from each type of income based on the forecasts for vacancies, replacement periods, etc.
Bad debt losses	JPY thousand	0	Amounts reduced from each type of income based on the forecast for bad debts
(2) Total Operating Expenses	JPY thousand	8,490	-
Operation costs	JPY thousand	1,559	Expenses continuously required for the maintenance and management of the property concerned, including management of the building and facilities, security and safety, and cleaning
Utilities	JPY thousand	797	Expenses required for electricity, water supply, gas, local heat source for air-conditioning, etc. in the operation of the property concerned
Repairs and maintenance expense	JPY thousand	1,706	Of the amount spent for repair, improvement, etc. of the building, facility, etc. of the property concerned, expenses continuously required for normal maintenance of the building, facility, etc. or the recovery of the original condition of a partially damaged building, facility, etc.
Property management fees	JPY thousand	938	Expenses for management operations of the property concerned.
Tenant promotion fees, etc.	JPY thousand	1,037	Expenses for agency services, advertising, etc. for new tenant solicitation, expenses for renewal of rental agreements with tenants and contract extension, etc.
Taxes and public dues	JPY thousand	1,949	Property taxes (on land, buildings and depreciable assets) and city planning taxes (on land and buildings)
Nonlife insurance	JPY thousand	78	Fire insurance premiums for the property concerned and attached facilities, liability insurance premiums for defects on the property concerned and damage caused to a third party, etc. by a management accident, etc.
Other expenses	JPY thousand	423	Other expenses such as land price paid and fees for the occupation of road space
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	29,980	-
(4) Lump-sum Investment Return	JPY thousand	28	Management gain from guarantee money that has a nature of a deposit received is added.
(5) Capital Expenditure	JPY thousand	1,940	Of the amount paid for repair, improvement, etc. of a building, facility, etc. of the property concerned, expenditure corresponding to the part deemed to increase the value or durability of the building, facility, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	28,069	-
(7) Capitalization Rate	(%)	4.8	The cap rate was estimated by comparing and examining the yields on multiple transactions in similar districts, etc. in neighboring areas or the same demand-supply area, taking into account the forecast for changes in future net profit and relationships with discount rates.
Value Indicated by DCF Method	JPY thousand	571,000	-
Discount Rate	(%)	4.9	The discount rate was estimated by determining the base yield of apartments using the summation method, etc. based on the yields of financial instruments and considering individual risks of the property concerned.
Terminal Capitalization Rate	(%)	5.0	The terminal cap rate was estimated by adding the uncertainties of future forecasts to the cap rate.
Value indicated by cost approach	JPY thousand	531,000	-
Land Ratio	(%)	43.0	-
Property Ratio	(%)	57.0	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

22

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-4-012 Site Pia
Appraisal Value	JPY 456,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	456,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	460,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	43,070	-
(a) Rental revenues including common service fees	JPY thousand	41,801	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	222	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	2,843	Renewal fee income, based on the assessment of the number of months for which the fees were received from individual tenants, the yearly average tenant turnover ratio, and average contract period, was posted as “other income.” Also, rooftop antenna installation fees (including electricity usage fees), and coin laundry income, etc. were posted as “other income.” There is no key money income.
(b)	Losses from vacancies	JPY thousand	1,796	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	12,739	-
Operation costs	JPY thousand	2,256	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	920	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	3,598	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	1,128	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	1,923	The administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past. Renewal fees were posted after the calculation based on the compensation paid to contractors when signing renewal contracts, etc. taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors
Taxes and public dues	JPY thousand	2,300	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	84	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	530	Expenses for Softbank Telecom and Internet machinery were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	30,331	-
(4) Lump-sum Investment Return	JPY thousand	59	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	6,035	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	24,355	-
(7) Capitalization Rate	(%)	5.3	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	451,000	-
Discount Rate	(%)	5.1	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.5	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	415,000	-
Land Ratio	(%)	53.0	-
Property Ratio	(%)	47.0	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

23

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-4-038 willDo Niiza
Appraisal Value	JPY 585,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	585,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	591,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	42,793	-
(a) Rental revenues including common service fees	JPY thousand	41,326	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	960	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	2,501	Renewal fee income, based on the assessment of the number of months for which the fees were received from individual tenants, the yearly average tenant turnover ratio, and average contract period, was posted as “other income.” Also, rent through the placement of facilities such as base stations for mobile communication, land usage fees through utility pole placement, and sales commissions through vending machine installation were posted as “other income.” There is no key money income.
(b)	Losses from vacancies	JPY thousand	1,994	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	9,661	-
Operation costs	JPY thousand	1,726	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	765	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	1,622	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	1,129	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	1,551	Administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past. Renewal fees were posted after the calculation based on the compensation paid to contractors upon signing renewal contracts, etc. taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors.
Taxes and public dues	JPY thousand	2,419	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	79	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	370	Fees for the internet connection services, etc. were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	33,132	-
(4) Lump-sum Investment Return	JPY thousand	28	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	2,450	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	30,710	-
(7) Capitalization Rate	(%)	5.2	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	579,000	-
Discount Rate	(%)	5.0	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.4	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	546,000	-
Land Ratio	(%)	39.3	-
Property Ratio	(%)	60.7	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

24

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-5-026 Excelsior Sakae
Appraisal Value	JPY 545,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	545,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	552,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	37,836	-
(a) Rental revenues including common service fees	JPY thousand	36,588	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	3,132	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	50	Vending machine income, etc. was posted as “other income.” There is no key money income or renewal fee income.
(b)	Losses from vacancies	JPY thousand	1,934	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	9,860	-
Operation costs	JPY thousand	1,820	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	500	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	2,064	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	1,058	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	1,152

Administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past, taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors.

There is no renewal fee.

Taxes and public dues	JPY thousand	2,597	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	59	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	610	Cable TV connection fees, UCOM Hikari service fees, etc. were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	27,976	-
(4) Lump-sum Investment Return	JPY thousand	29	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	2,612	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	25,393	-
(7) Capitalization Rate	(%)	4.6	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	538,000	-
Discount Rate	(%)	4.4	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	4.8	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	543,000	-
Land Ratio	(%)	62.9	-
Property Ratio	(%)	37.1	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

25

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-5-027 willDo Hibino
Appraisal Value	JPY 311,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	311,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	314,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	16,442	-
(a) Rental revenues including common service fees	JPY thousand	22,272	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	840	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	24	Electricity charge income for the internet was posted as “other income.” There is no key money or renewal fee income.
(b)	Losses from vacancies	JPY thousand	1,059	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	5,635	-
Operation costs	JPY thousand	1,140	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	350	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	1,086	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	617	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	664

Administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past, taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors.

There is no renewal fee.

Taxes and public dues	JPY thousand	1,344	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	36	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	398	Cable TV connection fees and UCOM Hikari service fees were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	16,442	-
(4) Lump-sum Investment Return	JPY thousand	16	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	1,366	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	15,092	-
(7) Capitalization Rate	(%)	4.8	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	307,000	-
Discount Rate	(%)	4.6	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.0	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	233,000	-
Land Ratio	(%)	36.3	-
Property Ratio	(%)	63.7	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

26

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-5-063 willDo Inaei
Appraisal Value	JPY 648,000,000
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	648,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	636,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	50,885	-
(a) Rental revenues including common service fees	JPY thousand	51,119	The total of estimated rent income and common-area charge income standardized for the property concerned was posted based on the rent level of the current contracts and the level and trends of new rents at similar properties in the same demand-supply area, taking into account the medium- to long-term competitiveness of the property concerned.
Parking fees	JPY thousand	1,800	Standardized parking lot income for the real property concerned was calculated taking into account its medium- to long-term competitiveness based on the rent level of the current contract and examples and trends of rental properties in the area.
Other revenues	JPY thousand	703	Facility usage income for telecommunication business, vending machine income, land rent income related to utility poles, etc. were posted based on amounts paid in the past.
(b) Losses from vacancies	JPY thousand	2,737	A loss on vacancy, etc. was posted after estimating the impact of vacancy on rental income from units considered stable in the medium to long run, common-area charge income, utilities income, and parking lot income, taking into account the competitiveness, etc. of the real property concerned, based on the past vacancy rates of the real property concerned and a standard vacancy rate of similar properties.
Bad debt losses	JPY thousand	0	Bad debt loss is not posted due to acknowledgment that protection is provided by security deposits, etc.
(2) Total Operating Expenses	JPY thousand	13,768	-
Operation costs	JPY thousand	2,166	Maintenance expenses was posted based on the level of maintain expenses of similar real properties.
Utilities	JPY thousand	910	Utilities experience was posted based on the assessment using the level of utilities experience of similar real properties and amounts paid in the past as a reference.
Repairs and maintenance expense	JPY thousand	2,866

Repair expenses were posted after examining the levels of repair expenses of similar real properties based on the 15-year average repair expenses in engineering reports.

Tenant replacement expenses for the residential units was posted based on the assessment taking into account the turnover and vacancy rates,

Property management fees	JPY thousand	1,505	The property management fee was posted based on the assessment based on property management fees of similar real properties.
Tenant promotion fees, etc.	JPY thousand	1,704	Tenant solicitation expenses, etc., were posted for rental units and parking lots whose tenants changed, to which an estimated turnover rate was applied, and considering tenant solicitation expenses, etc. estimated based on the levels of similar real properties.
Taxes and public dues	JPY thousand	3,722	Taxes and other public charges for the land were estimated based on the amounts paid in fiscal 2019, taking into account the tax burden level.
			Those for the building and other assets were estimated based on the amounts paid in fiscal 2019.
Nonlife insurance	JPY thousand	110	Non-life insurance premiums were posted after examining the levels of those for similar properties on the assumption that the current amounts were appropriate.
Other expenses	JPY thousand	784

Expenses for the telecommunication business were posted based on the contract amounts.

In addition, the reserve funds, such as miscellaneous expenses, posted based on the assessment using the levels of similar real properties and similar amounts paid in the past as a reference.

(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	37,117	-
(4) Lump-sum Investment Return	JPY thousand	24	The amount posted was derived by multiplying the amount of estimated security deposits, etc. received by the management yield estimated by comprehensively examining the management status, etc. of one-off payments from both perspectives of management and procurement.
(5) Capital Expenditure	JPY thousand	3,427	Renewal expenses were posted after examining the levels of renewal expenses of similar real properties based on the 15-year average renewal expenses in engineering reports.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	33,714	-
(7) Capitalization Rate	(%)	5.3	The cap rate was estimated based on the yield of properties for similar use located in areas with the lowest risk, taking into account the location conditions and building conditions such as the grade, age, and facility level of the property concerned, the level of its current rent in comparison to the market rent, contract conditions related to rights, and other conditions.
Value Indicated by DCF Method	JPY thousand	653,000	-
Discount Rate	(%)	5.3	The discount rate was estimated based on comparison with discount rates in transactions of similar properties and yields on other financial instruments.
Terminal Capitalization Rate	(%)	5.5	The terminal cap rate was estimated by taking into account the marketability of the property concerned at the maturity of the holding period for the cap rate.
Value indicated by cost approach	JPY thousand	441,000	-
Land Ratio	(%)	27.5	-
Property Ratio	(%)	72.5	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

27

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-5-082 willDo Yokkaichi Unomori
Appraisal Value	JPY 563,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	563,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	567,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	49,529	-
(a) Rental revenues including common service fees	JPY thousand	46,172	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	3,549	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	840	Key money income based on the assessment of the number of months for which the money was received from individual tenants, the yearly average tenant turnover ratio, and average contract period was posted as “other income.” Also, income such as vending machine commissions were included in “other income.” There is no renewal fee income.
(b)	Losses from vacancies	JPY thousand	2,232	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	12,465	-
Operation costs	JPY thousand	1,578	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	2,000	Utilities expenses posted were posted based on the amounts paid in the past as a reference and taking into account the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	2,582	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	1,331	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	1,093

Administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past, taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors.

There is no renewal fee.

Taxes and public dues	JPY thousand	3,109	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	87	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	685	Cable TV service fees, etc. were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	37,064	-
(4) Lump-sum Investment Return	JPY thousand	36	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	3,620	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	33,480	-
(7) Capitalization Rate	(%)	5.9	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	559,000	-
Discount Rate	(%)	5.7	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	6.1	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	439,000	-
Land Ratio	(%)	15.9	-
Property Ratio	(%)	84.1	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

28

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-6-112 Abreast Sakuragawa
Appraisal Value	JPY 507,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	507,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	513,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	36,239	-
(a) Rental revenues including common service fees	JPY thousand	34,166	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	1,657	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	915	Key money income and renewal fee income were not posted, taking into account the current contract conditions, rental conditions of similar properties in the area, and other factors. Rooftop antenna installation fees, etc. were posted as “other income.”
(b)	Losses from vacancies	JPY thousand	1,605	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	9,128	-
Operation costs	JPY thousand	1,579	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	1,800	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	2,016	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	958	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	949	The administrative fees for the solicitation of new tenants and contract signing were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past, taking into account the yearly average tenant turnover ratio and occupancy rate.
			Administrative fees for tenancy renewal were not posted, taking into account the contract conditions and the rental conditions, etc. of similar properties in the area.
Taxes and public dues	JPY thousand	1,770	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	56	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	0	No particular expense should be posted as other expenses.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	27,111	-
(4) Lump-sum Investment Return	JPY thousand	13	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	2,993	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	24,131	-
(7) Capitalization Rate	(%)	4.7	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	501,000	-
Discount Rate	(%)	4.5	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	4.9	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	355,000	-
Land Ratio	(%)	51.6	-
Property Ratio	(%)	48.4	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

29

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	O-6-113 Prospect Bishoen
Appraisal Value	JPY 330,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	330,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	333,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	22,568	-
(a) Rental revenues including common service fees	JPY thousand	23,353	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	0	There is no parking lot income.
Other revenues	JPY thousand	110	Key money income was not posted based on the number of months for which the money was received from individual tenants, rental conditions of similar properties, and other factors used as a reference. Renewal fee income was not posted, taking into account the rental agreements and customary contract practices in the area. In addition, vending machine installation income, utility pole placement income, neighborhood association membership fee income, etc. were posted as “other income.”
(b)	Losses from vacancies	JPY thousand	895	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	5,631	-
Operation costs	JPY thousand	1,362	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	300	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	1,149	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	629	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	563	The administrative fees for the solicitation of new tenants and contract signing were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past, taking into account the yearly average tenant turnover ratio and occupancy rate.
			Renewal fees were not posted, taking into account the rental agreements and customary contract practices in the area.
Taxes and public dues	JPY thousand	1,534	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	44	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	50	Neighborhood association membership fees were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	16,937	-
(4) Lump-sum Investment Return	JPY thousand	17	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	1,303	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	15,651	-
(7) Capitalization Rate	(%)	4.7	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	326,000	-
Discount Rate	(%)	4.5	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	4.9	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	241,000	-
Land Ratio	(%)	41.0	-
Property Ratio	(%)	59.0	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

30

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-2-001 Royal Garden Shinrin Koen
Appraisal Value	JPY 280,000,000
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	280,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	281,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	32,698	-
(a) Rental revenues including common service fees	JPY thousand	31,644	The total of estimated rent income and common-area charge income standardized for the property concerned was posted based on the rent level of the current contracts and the level and trends of new rents at similar properties in the same demand-supply area, taking into account the medium- to long-term competitiveness of the property concerned.
Utility fees	JPY thousand	0	Utilities for exclusive-use areas are paid by the respective tenants and, thus, was not posted.
Parking fees	JPY thousand	1,824	Standardized parking lot income for the real property concerned was calculated taking into account its medium- to long-term competitiveness based on the rent level of the current contract and examples and trends of rental properties in the area.
Other revenues	JPY thousand	642	Antenna income, etc. were posted based on amounts paid in the past.
(b) Losses from vacancies	JPY thousand	1,412	A loss on vacancy, etc. was posted after estimating the impact of vacancy on rental income from units considered stable in the medium to long run, common-area charge income, utilities income, and parking lot income, taking into account the competitiveness, etc. of the real property concerned, based on the past vacancy rates of the real property concerned and a standard vacancy rate of similar properties.
Bad debt losses	JPY thousand	0	Bad debt loss is not posted due to acknowledgment that protection is provided by security deposits, etc.
(2) Total Operating Expenses	JPY thousand	10,239	-
Operation costs	JPY thousand	1,152	Maintenance expenses were posted after examining the levels of maintenance expenses of similar properties on the assumption that the current building management duties were generally within the standard range.
Utilities	JPY thousand	670	Utilities expenses posted are an estimate based on those of similar properties and the amounts paid in the past.
Repairs and maintenance expense	JPY thousand	2,647

Repair expenses were posted after examining the levels of repair expenses of similar real properties based on the 15-year average repair expenses in engineering reports.

Tenant replacement expenses were assessed and posted, taking into account the turnover and vacancy rates.

Property management fees	JPY thousand	577	Under the assumption that the current management duties were generally within the standard range, the property management fee was posted after examining the levels of property management fees of similar properties based on the fee rate of the current contracts.
Tenant promotion fees, etc.	JPY thousand	935	Tenant solicitation expenses, etc., were posted for rental units and parking lots whose tenants changed, to which an estimated turnover rate was applied, and considering tenant solicitation expenses, etc. estimated based on the levels of similar real properties.
Taxes and public dues	JPY thousand	2,499	Taxes and other public charges for the land were estimated based on the amounts paid in fiscal 2019, taking into account the tax burden level.
			Those for the building and other assets were estimated based on the amounts paid in fiscal 2019.
Nonlife insurance	JPY thousand	91	Non-life insurance premiums were posted after examining the levels of those for similar properties on the assumption that the current amounts were appropriate.
Other expenses	JPY thousand	1,669	Expenses for outside parking spaces and operation of other properties were posted based on amounts paid in the past.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	22,459	-
(4) Lump-sum Investment Return	JPY thousand	24	The amount posted was derived by multiplying the amount of estimated security deposits, etc. received by the management yield estimated by comprehensively examining the management status, etc. of one-off payments from both perspectives of management and procurement.
(5) Capital Expenditure	JPY thousand	6,465	Renewal expenses were posted after examining the levels of renewal expenses of similar real properties based on the 15-year average renewal expenses in engineering reports.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	16,017	-
(7) Capitalization Rate	(%)	5.7	The cap rate was estimated based on the yield of properties for similar use located in areas with the lowest risk, taking into account the location conditions and building conditions such as the grade, age, and facility level of the property concerned, the level of its current rent in comparison to the market rent, contract conditions related to rights, and other conditions.
Value Indicated by DCF Method	JPY thousand	279,000	-
Discount Rate	(%)	5.5	The discount rate was estimated based on comparison with discount rates in transactions of similar properties and yields on other financial instruments.
Terminal Capitalization Rate	(%)	5.9	The terminal cap rate was estimated by taking into account the marketability of the property concerned at the maturity of the holding period for the cap rate.
Value indicated by cost approach	JPY thousand	225,000	-
Land Ratio	(%)	56.7	-
Property Ratio	(%)	43.3	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

31

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-2-002 Green Park Komatsujima
Appraisal Value	JPY 421,000,000
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	421,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	422,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	39,131	-
(a) Rental revenues including common service fees	JPY thousand	37,909	The total of estimated rent income and common-area charge income standardized for the property concerned was posted based on the rent level of the current contracts and the level and trends of new rents at similar properties in the same demand-supply area, taking into account the medium- to long-term competitiveness of the property concerned.
Utility fees	JPY thousand	0	Utilities were posted as an expense item after offsetting income and expenses.
Parking fees	JPY thousand	2,234	Standardized parking lot income for the real property concerned was calculated taking into account its medium- to long-term competitiveness based on the rent level of the current contract and examples and trends of rental properties in the area. The motorcycle parking lot income was estimated based on amounts earned in the past.
Other revenues	JPY thousand	679	Antenna charges, land usage charges for utility poles, etc. and electricity charges were posted based on amounts paid in the past.
(b) Losses from vacancies	JPY thousand	1,691	A loss on vacancy, etc. was posted after estimating the impact of vacancy on rental income from units considered stable in the medium to long run, common-area charge income, utilities income, and parking lot income, taking into account the competitiveness, etc. of the real property concerned, based on the past vacancy rates of the real property concerned and a standard vacancy rate of similar properties.
Bad debt losses	JPY thousand	0	Bad debt loss is not posted due to acknowledgment that protection is provided by security deposits, etc.
(2) Total Operating Expenses	JPY thousand	12,063	-
Operation costs	JPY thousand	1,428	Maintenance expenses were posted after examining the levels of maintenance expenses of similar properties on the assumption that the current building management duties were generally within the standard range.
Utilities	JPY thousand	1,099	Utilities expenses posted are an estimate based on those of similar properties and the amounts paid in the past.
Repairs and maintenance expense	JPY thousand	3,705

Repair expenses were posted after examining the levels of repair expenses of similar real properties based on the 15-year average repair expenses in engineering reports.

Tenant replacement expenses were assessed and posted, taking into account the turnover and vacancy rates.

Property management fees	JPY thousand	692	Under the assumption that the current management duties were generally within the standard range, the property management fee was posted after examining the levels of property management fees of similar properties based on the fee rate of the current contracts.
Tenant promotion fees, etc.	JPY thousand	1,101	Tenant solicitation expenses, etc., were posted for rental units and parking lots whose tenants changed, to which an estimated turnover rate was applied, and considering tenant solicitation expenses, etc. estimated based on the levels of similar real properties.
Taxes and public dues	JPY thousand	3,331	Taxes and other public charges for the land were estimated based on the amounts paid in fiscal 2019, taking into account the tax burden level.
			Those for the building and other assets were estimated based on the amounts paid in fiscal 2019.
Nonlife insurance	JPY thousand	107	Non-life insurance premiums were posted after examining the levels of those for similar properties on the assumption that the current amounts were appropriate.
Other expenses	JPY thousand	600	Other operation expenses were estimated based on amounts paid in the past.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	27,069	-
(4) Lump-sum Investment Return	JPY thousand	28	The amount posted was derived by multiplying the amount of estimated security deposits, etc. received by the management yield estimated by comprehensively examining the management status, etc. of one-off payments from both perspectives of management and procurement.
(5) Capital Expenditure	JPY thousand	3,480	Renewal expenses were posted after examining the levels of renewal expenses of similar real properties based on the 15-year average renewal expenses in engineering reports.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	23,616	-
(7) Capitalization Rate	(%)	5.6	The cap rate was estimated based on the yield of properties for similar use located in areas with the lowest risk, taking into account the location conditions and building conditions such as the grade, age, and facility level of the property concerned, the level of its current rent in comparison to the market rent, contract conditions related to rights, and other conditions.
Value Indicated by DCF Method	JPY thousand	421,000	-
Discount Rate	(%)	5.4	The discount rate was estimated based on comparison with discount rates in transactions of similar properties and yields on other financial instruments.
Terminal Capitalization Rate	(%)	5.8	The terminal cap rate was estimated by taking into account the marketability of the property concerned at the maturity of the holding period for the cap rate.
Value indicated by cost approach	JPY thousand	276,000	-
Land Ratio	(%)	51.9	-
Property Ratio	(%)	48.1	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

32

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-2-003 Dia Palace Izumizaki
Appraisal Value	JPY 316,000,000
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	316,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	318,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	30,536	-
(a) Rental revenues including common service fees	JPY thousand	30,826	The total of estimated rent income and common-area charge income standardized for the property concerned was posted based on the rent level of the current contracts and the level and trends of new rents at similar properties in the same demand-supply area, taking into account the medium- to long-term competitiveness of the property concerned.
Utility fees	JPY thousand	0	Utilities were posted as an expense item after offsetting income and expenses.
Parking fees	JPY thousand	960	Standardized parking lot income for the real property concerned was calculated taking into account its medium- to long-term competitiveness based on the rent level of the current contract and examples and trends of rental properties in the area.
Other revenues	JPY thousand	60	Vending machine income and land usage charges for utility poles, etc. were posted based on amounts paid in the past.
(b) Losses from vacancies	JPY thousand	1,310	A loss on vacancy, etc. was posted after estimating the impact of vacancy on rental income from units considered stable in the medium to long run, common-area charge income, utilities income, and parking lot income, taking into account the competitiveness, etc. of the real property concerned, based on the past vacancy rates of the real property concerned and a standard vacancy rate of similar properties.
Bad debt losses	JPY thousand	0	Bad debt loss is not posted due to acknowledgment that protection is provided by security deposits, etc.
(2) Total Operating Expenses	JPY thousand	9,664	-
Operation costs	JPY thousand	1,200	Maintenance expenses were posted after examining the levels of maintenance expenses of similar properties on the assumption that the current building management duties were generally within the standard range.
Utilities	JPY thousand	598	Utilities expenses posted are an estimate based on those of similar properties and the amounts paid in the past.
Repairs and maintenance expense	JPY thousand	2,457

Repair expenses were posted after examining the levels of repair expenses of similar real properties based on the 15-year average repair expenses in engineering reports.

Tenant replacement expenses were assessed and posted, taking into account the turnover and vacancy rates.

Property management fees	JPY thousand	549	Under the assumption that the current management duties were generally within the standard range, the property management fee was posted after examining the levels of property management fees of similar properties based on the fee rate of the current contracts.
Tenant promotion fees, etc.	JPY thousand	904	Tenant solicitation expenses, etc., were posted for rental units and parking lots whose tenants changed, to which an estimated turnover rate was applied, and considering tenant solicitation expenses, etc. estimated based on the levels of similar real properties.
Taxes and public dues	JPY thousand	2,545	Taxes and other public charges for the land were estimated based on the amounts paid in fiscal 2019, taking into account the tax burden level.
			Those for the building and other assets were estimated based on the amounts paid in fiscal 2019.
Nonlife insurance	JPY thousand	78	Non-life insurance premiums were posted after examining the levels of those for similar properties on the assumption that the current amounts were appropriate.
Other expenses	JPY thousand	1,335	Expenses for outside parking spaces and operation of other properties were posted based on amounts paid in the past.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	20,872	-
(4) Lump-sum Investment Return	JPY thousand	23	The amount posted was derived by multiplying the amount of estimated security deposits, etc. received by the management yield estimated by comprehensively examining the management status, etc. of one-off payments from both perspectives of management and procurement.
(5) Capital Expenditure	JPY thousand	3,088	Renewal expenses were posted after examining the levels of renewal expenses of similar real properties based on the 15-year average renewal expenses in engineering reports.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	17,807	-
(7) Capitalization Rate	(%)	5.6	The cap rate was estimated based on the yield of properties for similar use located in areas with the lowest risk, taking into account the location conditions and building conditions such as the grade, age, and facility level of the property concerned, the level of its current rent in comparison to the market rent, contract conditions related to rights, and other conditions.
Value Indicated by DCF Method	JPY thousand	315,000	-
Discount Rate	(%)	5.4	The discount rate was estimated based on comparison with discount rates in transactions of similar properties and yields on other financial instruments.
Terminal Capitalization Rate	(%)	5.8	The terminal cap rate was estimated by taking into account the marketability of the property concerned at the maturity of the holding period for the cap rate.
Value indicated by cost approach	JPY thousand	305,000	-
Land Ratio	(%)	71.2	-
Property Ratio	(%)	28.8	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

33

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-2-042 Living Stage Minami-Sendai
Appraisal Value	JPY 222,000,000
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	222,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	223,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	22,346	-
(a) Rental revenues including common service fees	JPY thousand	21,734	The total of estimated rent income and common-area charge income standardized for the property concerned was posted based on the rent level of the current contracts and the level and trends of new rents at similar properties in the same demand-supply area, taking into account the medium- to long-term competitiveness of the property concerned.
Utility fees	JPY thousand	0	Utilities were posted as an expense item after offsetting income and expenses.
Parking fees	JPY thousand	672	Standardized parking lot income for the real property concerned was calculated taking into account its medium- to long-term competitiveness based on the rent level of the current contract and examples and trends of rental properties in the area.
Other revenues	JPY thousand	910	Site usage fees for the placement of communication machinery, electricity usage fees, vending machine income, etc. were posted based on the current contracts and amounts paid in the past.
(b) Losses from vacancies	JPY thousand	970	A loss on vacancy, etc. was posted after estimating the impact of vacancy on rental income from units considered stable in the medium to long run, common-area charge income, utilities income, and parking lot income, taking into account the competitiveness, etc. of the real property concerned, based on the past vacancy rates of the real property concerned and a standard vacancy rate of similar properties.
Bad debt losses	JPY thousand	0	Bad debt loss is not posted due to acknowledgment that protection is provided by security deposits, etc.
(2) Total Operating Expenses	JPY thousand	6,416	-
Operation costs	JPY thousand	1,032	Maintenance expenses were posted after examining the levels of maintenance expenses of similar properties on the assumption that the current building management duties were generally within the standard range.
Utilities	JPY thousand	386	Utilities expenses posted are an estimate based on those of similar properties and the amounts paid in the past.
Repairs and maintenance expense	JPY thousand	1,738

Repair expenses were posted after examining the levels of repair expenses of similar real properties based on the 15-year average repair expenses in engineering reports.

Tenant replacement expenses were assessed and posted, taking into account the turnover and vacancy rates.

Property management fees	JPY thousand	386	Under the assumption that the current management duties were generally within the standard range, the property management fee was posted after examining the levels of property management fees of similar properties based on the fee rate of the current contracts.
Tenant promotion fees, etc.	JPY thousand	490	Tenant solicitation expenses, etc., were posted for rental units and parking lots whose tenants changed, to which an estimated turnover rate was applied, and considering tenant solicitation expenses, etc. estimated based on the levels of similar real properties.
Taxes and public dues	JPY thousand	1,993	Taxes and other public charges for the land were estimated based on the amounts paid in fiscal 2019, taking into account the tax burden level.
			Those for the building and other assets were estimated based on the amounts paid in fiscal 2019.
Nonlife insurance	JPY thousand	78	Non-life insurance premiums were posted after examining the levels of those for similar properties on the assumption that the current amounts were appropriate.
Other expenses	JPY thousand	313	The expenses for operation of other properties as posted based on the assessment using amounts paid in the past as a reference.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	15,930	-
(4) Lump-sum Investment Return	JPY thousand	16	The amount posted was derived by multiplying the amount of estimated security deposits, etc. received by the management yield estimated by comprehensively examining the management status, etc. of one-off payments from both perspectives of management and procurement.
(5) Capital Expenditure	JPY thousand	3,209	Renewal expenses were posted after examining the levels of renewal expenses of similar real properties based on the 15-year average renewal expenses in engineering reports.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	12,737	-
(7) Capitalization Rate	(%)	5.7	The cap rate was estimated based on the yield of properties for similar use located in areas with the lowest risk, taking into account the location conditions and building conditions such as the grade, age, and facility level of the property concerned, the level of its current rent in comparison to the market rent, contract conditions related to rights, and other conditions.
Value Indicated by DCF Method	JPY thousand	222,000	-
Discount Rate	(%)	5.5	The discount rate was estimated based on comparison with discount rates in transactions of similar properties and yields on other financial instruments.
Terminal Capitalization Rate	(%)	5.9	The terminal cap rate was estimated by taking into account the marketability of the property concerned at the maturity of the holding period for the cap rate.
Value indicated by cost approach	JPY thousand	247,000	-
Land Ratio	(%)	35.3	-
Property Ratio	(%)	64.7	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

34

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-2-043 Takasagoseki Nibankan
Appraisal Value	JPY 757,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	757,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	772,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	59,911	-
(a) Rental revenues including common service fees	JPY thousand	55,780	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	5,832	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	1,097	Key money income, based on the assessment of the number of months for which the money was received from individual tenants, the yearly average tenant turnover ratio, and the average contract period, was posted as “other income.” Also, income such as utility pole site charges and telecommunication charges were posted as “other income.”
			There is no renewal fee income.
(b)	Losses from vacancies	JPY thousand	4,498	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	16,971	-
Operation costs	JPY thousand	2,877	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	4,050	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	2,507	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	1,200	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	998	Administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the collection, etc. of new tenants and the amounts paid in the past, taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors.
Taxes and public dues	JPY thousand	5,163	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	172	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	4	Fees for the occupation of road space were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	42,940	-
(4) Lump-sum Investment Return	JPY thousand	112	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	3,666	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	39,386	-
(7) Capitalization Rate	(%)	5.1	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	742,000	-
Discount Rate	(%)	5.0	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.4	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	643,000	-
Land Ratio	(%)	33.8	-
Property Ratio	(%)	66.2	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

35

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-4-006 Iruma-ekimae Building
Appraisal Value	JPY 1,730,000,000
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	1,730,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	1,740,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	126,150	-
(a) Rental revenues including common service fees	JPY thousand	118,132

Rent income: Income earned continuously by renting or outsourcing the management of all or rental units of the property concerned (on the assumption of full occupancy)

Common-area charge income: Among the expenses continuously required in the maintenance and operation of the property concerned, income collected based on a contract with a lessee as charges for common-areas (assuming full occupancy)

Parking fees	JPY thousand	1,728	Income earned by renting the parking lots included on the property concerned to its tenants, etc. and income earned through hourly rental of parking lots (assuming full occupancy)
Other revenues	JPY thousand	10,133	Installation fees for facilities such as signboards, antennas and vending machines, and income such as non-refundable, one-off payments such as key money and renewal fees
(b) Losses from vacancies	JPY thousand	3,843	Amounts reduced from each type of income based on the forecasts for vacancies, replacement periods, etc.
Bad debt losses	JPY thousand	0	Amounts reduced from each type of income based on the forecast for bad debts
(2) Total Operating Expenses	JPY thousand	29,604	-
Operation costs	JPY thousand	4,788	Expenses continuously required for the maintenance and management of the property concerned, including management of the building and facilities, security and safety, and cleaning
Utilities	JPY thousand	9,154	Expenses required for electricity, water supply, gas, local heat source for air-conditioning, etc. in the operation of the property concerned
Repairs and maintenance expense	JPY thousand	4,092	Of the amount spent for repair, improvement, etc. of the building, facility, etc. of the property concerned, expenses continuously required for normal maintenance of the building, facility, etc. or the recovery of the original condition of a partially damaged building, facility, etc.
Property management fees	JPY thousand	2,906	Expenses for management operations of the property concerned.
Tenant promotion fees, etc.	JPY thousand	1,682	Expenses for agency services, advertising, etc. for new tenant solicitation, expenses for renewal of rental agreements with tenants and contract extension, etc.
Taxes and public dues	JPY thousand	5,469	Property taxes (on land, buildings and depreciable assets) and city planning taxes (on land and buildings)
Nonlife insurance	JPY thousand	248	Fire insurance premiums for the property concerned and attached facilities, liability insurance premiums for defects on the property concerned and damage caused to a third party, etc. by a management accident, etc.
Other expenses	JPY thousand	1,261	Other expenses such as land price paid and fees for the occupation of road space
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	96,546	-
(4) Lump-sum Investment Return	JPY thousand	557	Management gain from guarantee money that has a nature of a deposit received is added.
(5) Capital Expenditure	JPY thousand	6,545	Of the amount paid for repair, improvement, etc. of a building, facility, etc. of the property concerned, expenditure corresponding to the part deemed to increase the value or durability of the building, facility, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	90,558	-
(7) Capitalization Rate	(%)	5.2	The cap rate was estimated by comparing and examining the yields on multiple transactions in similar districts, etc. in neighboring areas or the same demand-supply area, taking into account the forecast for changes in future net profit and relationships with discount rates.
Value Indicated by DCF Method	JPY thousand	1,730,000	-
Discount Rate	(%)	5.3	The discount rate was estimated by determining the base yield of apartments using the summation method, etc. based on the yields of financial instruments and considering individual risks of the property concerned.
Terminal Capitalization Rate	(%)	5.4	The terminal cap rate was estimated by adding the uncertainties of future forecasts to the cap rate.
Value indicated by cost approach	JPY thousand	1,560,000	-
Land Ratio	(%)	67.3	-
Property Ratio	(%)	32.7	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

36

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-4-007 Iruma-ekimae Building No.Ⅱ
Appraisal Value	JPY 648,000,000
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	648,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	676,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	60,991	-
(a) Rental revenues including common service fees	JPY thousand	59,979

Rent income: Income earned continuously by renting or outsourcing the management of all or rental units of the property concerned (on the assumption of full occupancy)

Common-area charge income: Among the expenses continuously required in the maintenance and operation of the property concerned, income collected based on a contract with a lessee as charges for common-areas (assuming full occupancy)

Parking fees	JPY thousand	0	Income earned by renting the parking lots included on the property concerned to its tenants, etc. and income earned through hourly rental of parking lots (assuming full occupancy)
Other revenues	JPY thousand	3,111	Installation fees for facilities such as signboards, antennas and vending machines, and income such as non-refundable, one-off payments such as key money and renewal fees
(b) Losses from vacancies	JPY thousand	2,099	Amounts reduced from each type of income based on the forecasts for vacancies, replacement periods, etc.
Bad debt losses	JPY thousand	0	Amounts reduced from each type of income based on the forecast for bad debts
(2) Total Operating Expenses	JPY thousand	18,829	-
Operation costs	JPY thousand	3,708	Expenses continuously required for the maintenance and management of the property concerned, including management of the building and facilities, security and safety, and cleaning
Utilities	JPY thousand	1,379	Expenses required for electricity, water supply, gas, local heat source for air-conditioning, etc. in the operation of the property concerned
Repairs and maintenance expense	JPY thousand	4,986	Of the amount spent for repair, improvement, etc. of the building, facility, etc. of the property concerned, expenses continuously required for normal maintenance of the building, facility, etc. or the recovery of the original condition of a partially damaged building, facility, etc.
Property management fees	JPY thousand	1,447	Expenses for management operations of the property concerned.
Tenant promotion fees, etc.	JPY thousand	1,245	Expenses for agency services, advertising, etc. for new tenant solicitation, expenses for renewal of rental agreements with tenants and contract extension, etc.
Taxes and public dues	JPY thousand	4,932	Property taxes (on land, buildings and depreciable assets) and city planning taxes (on land and buildings)
Nonlife insurance	JPY thousand	215	Fire insurance premiums for the property concerned and attached facilities, liability insurance premiums for defects on the property concerned and damage caused to a third party, etc. by a management accident, etc.
Other expenses	JPY thousand	914	Other expenses such as land price paid and fees for the occupation of road space
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	42,161	-
(4) Lump-sum Investment Return	JPY thousand	122	Management gain from guarantee money that has a nature of a deposit received is added.
(5) Capital Expenditure	JPY thousand	5,755	Of the amount paid for repair, improvement, etc. of a building, facility, etc. of the property concerned, expenditure corresponding to the part deemed to increase the value or durability of the building, facility, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	36,527	-
(7) Capitalization Rate	(%)	5.4	The cap rate was estimated by comparing and examining the yields on multiple transactions in similar districts, etc. in neighboring areas or the same demand-supply area, taking into account the forecast for changes in future net profit and relationships with discount rates.
Value Indicated by DCF Method	JPY thousand	636,000	-
Discount Rate	(%)	5.5	The discount rate was estimated by determining the base yield of apartments using the summation method, etc. based on the yields of financial instruments and considering individual risks of the property concerned.
Terminal Capitalization Rate	(%)	5.6	The terminal cap rate was estimated by adding the uncertainties of future forecasts to the cap rate.
Value indicated by cost approach	JPY thousand	586,000	-
Land Ratio	(%)	48.5	-
Property Ratio	(%)	51.5	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

37

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-4-018 Chez Moi Sakuragaoka
Appraisal Value	JPY 634,000,000
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	634,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	640,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	45,940	-
(a) Rental revenues including common service fees	JPY thousand	44,313

Rent income: Income earned continuously by renting or outsourcing the management of all or rental units of the property concerned (on the assumption of full occupancy)

Common-area charge income: Among the expenses continuously required in the maintenance and operation of the property concerned, income collected based on a contract with a lessee as charges for common-areas (assuming full occupancy)

Parking fees	JPY thousand	1,281	Income earned by renting the parking lots included on the property concerned to its tenants, etc. and income earned through hourly rental of parking lots (assuming full occupancy)
Other revenues	JPY thousand	1,940	Installation fees for facilities such as signboards, antennas and vending machines, and income such as non-refundable, one-off payments such as key money and renewal fees
(b) Losses from vacancies	JPY thousand	1,595	Amounts reduced from each type of income based on the forecasts for vacancies, replacement periods, etc.
Bad debt losses	JPY thousand	0	Amounts reduced from each type of income based on the forecast for bad debts
(2) Total Operating Expenses	JPY thousand	10,130	-
Operation costs	JPY thousand	1,544	Expenses continuously required for the maintenance and management of the property concerned, including management of the building and facilities, security and safety, and cleaning
Utilities	JPY thousand	481	Expenses required for electricity, water supply, gas, local heat source for air-conditioning, etc. in the operation of the property concerned
Repairs and maintenance expense	JPY thousand	2,688	Of the amount spent for repair, improvement, etc. of the building, facility, etc. of the property concerned, expenses continuously required for normal maintenance of the building, facility, etc. or the recovery of the original condition of a partially damaged building, facility, etc.
Property management fees	JPY thousand	1,099	Expenses for management operations of the property concerned.
Tenant promotion fees, etc.	JPY thousand	1,044	Expenses for agency services, advertising, etc. for new tenant solicitation, expenses for renewal of rental agreements with tenants and contract extension, etc.
Taxes and public dues	JPY thousand	2,711	Property taxes (on land, buildings and depreciable assets) and city planning taxes (on land and buildings)
Nonlife insurance	JPY thousand	99	Fire insurance premiums for the property concerned and attached facilities, liability insurance premiums for defects on the property concerned and damage caused to a third party, etc. by a management accident, etc.
Other expenses	JPY thousand	459	Other expenses such as land price paid and fees for the occupation of road space
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	35,810	-
(4) Lump-sum Investment Return	JPY thousand	60	Management gain from guarantee money that has a nature of a deposit received is added.
(5) Capital Expenditure	JPY thousand	3,864	Of the amount paid for repair, improvement, etc. of a building, facility, etc. of the property concerned, expenditure corresponding to the part deemed to increase the value or durability of the building, facility, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	32,007	-
(7) Capitalization Rate	(%)	5.0	The cap rate was estimated by comparing and examining the yields on multiple transactions in similar districts, etc. in neighboring areas or the same demand-supply area, taking into account the forecast for changes in future net profit and relationships with discount rates.
Value Indicated by DCF Method	JPY thousand	631,000	-
Discount Rate	(%)	5.1	The discount rate was estimated by determining the base yield of apartments using the summation method, etc. based on the yields of financial instruments and considering individual risks of the property concerned.
Terminal Capitalization Rate	(%)	5.2	The terminal cap rate was estimated by adding the uncertainties of future forecasts to the cap rate.
Value indicated by cost approach	JPY thousand	578,000	-
Land Ratio	(%)	70.8	-
Property Ratio	(%)	29.2	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

38

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-4-020 Corinne Tsudanuma
Appraisal Value	JPY 348,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	348,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	351,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	26,668	-
(a) Rental revenues including common service fees	JPY thousand	26,148	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	832	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	934	Key money and renewal fee income from the portion of the bulk lease to companies was not posted due to the assumption in the lease agreements that the current lessees would continue their lease agreements for a long time. Key money and renewal fee income from the units rented individually was posted based on the assessment from a medium- to long-term perspective of the number of months for which the money was received from individual tenants, the yearly average tenant turnover ratio, and the average contract period. In addition, income from electricity charges for common areas was posted as “other income.”
(b)	Losses from vacancies	JPY thousand	1,246	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	5,784	-
Operation costs	JPY thousand	714	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	330	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	1,349	Expenses for restoration to original condition of the units rented individually was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in the engineering report.
Property management fees	JPY thousand	721	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	656	Tenant solicitation expenses, etc. for the portion of bulk lease to companies were not posted due to the assumption that the current lessees would continue their lease agreements for a long time. Tenant solicitation expenses, etc. for the units rented individually were posted by assessing the administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal using the rental conditions, etc. of similar properties in the area as a reference, rental fees as new rent income for a month, and renewal fees as a half of the above renewal income, taking into account the yearly average tenant turnover ratio, occupancy rate, etc.
Taxes and public dues	JPY thousand	1,700	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	64	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	250	Other fees paid and money spent were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	20,884	-
(4) Lump-sum Investment Return	JPY thousand	15	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	1,932	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	18,967	-
(7) Capitalization Rate	(%)	5.4	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	344,000	-
Discount Rate	(%)	5.2	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.6	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	327,000	-
Land Ratio	(%)	77.4	-
Property Ratio	(%)	22.6	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

39

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-4-022 Chigasaki Daikan Plaza
Appraisal Value	JPY 483,000,000
Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	483,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	486,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	38,337	-
(a) Rental revenues including common service fees	JPY thousand	37,371

Rent income: Income earned continuously by renting or outsourcing the management of all or rental units of the property concerned (on the assumption of full occupancy)

Common-area charge income: Among the expenses continuously required in the maintenance and operation of the property concerned, income collected based on a contract with a lessee as charges for common-areas (assuming full occupancy)

Parking fees	JPY thousand	0	Income earned by renting the parking lots included on the property concerned to its tenants, etc. and income earned through hourly rental of parking lots (assuming full occupancy)
Other revenues	JPY thousand	2,086	Installation fees for facilities such as signboards, antennas and vending machines, and income such as non-refundable, one-off payments such as key money and renewal fees
(b) Losses from vacancies	JPY thousand	1,121	Amounts reduced from each type of income based on the forecasts for vacancies, replacement periods, etc.
Bad debt losses	JPY thousand	0	Amounts reduced from each type of income based on the forecast for bad debts
(2) Total Operating Expenses	JPY thousand	9,168	-
Operation costs	JPY thousand	1,258	Expenses continuously required for the maintenance and management of the property concerned, including management of the building and facilities, security and safety, and cleaning
Utilities	JPY thousand	529	Expenses required for electricity, water supply, gas, local heat source for air-conditioning, etc. in the operation of the property concerned
Repairs and maintenance expense	JPY thousand	2,790	Of the amount spent for repair, improvement, etc. of the building, facility, etc. of the property concerned, expenses continuously required for normal maintenance of the building, facility, etc. or the recovery of the original condition of a partially damaged building, facility, etc.
Property management fees	JPY thousand	906	Expenses for management operations of the property concerned.
Tenant promotion fees, etc.	JPY thousand	900	Expenses for agency services, advertising, etc. for new tenant solicitation, expenses for renewal of rental agreements with tenants and contract extension, etc.
Taxes and public dues	JPY thousand	2,093	Property taxes (on land, buildings and depreciable assets) and city planning taxes (on land and buildings)
Nonlife insurance	JPY thousand	75	Fire insurance premiums for the property concerned and attached facilities, liability insurance premiums for defects on the property concerned and damage caused to a third party, etc. by a management accident, etc.
Other expenses	JPY thousand	613	Other expenses such as land price paid and fees for the occupation of road space
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	29,168	-
(4) Lump-sum Investment Return	JPY thousand	29	Management gain from guarantee money that has a nature of a deposit received is added.
(5) Capital Expenditure	JPY thousand	3,916	Of the amount paid for repair, improvement, etc. of a building, facility, etc. of the property concerned, expenditure corresponding to the part deemed to increase the value or durability of the building, facility, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	25,281	-
(7) Capitalization Rate	(%)	5.2	The cap rate was estimated by comparing and examining the yields on multiple transactions in similar districts, etc. in neighboring areas or the same demand-supply area, taking into account the forecast for changes in future net profit and relationships with discount rates.
Value Indicated by DCF Method	JPY thousand	481,000	-
Discount Rate	(%)	5.3	The discount rate was estimated by determining the base yield of apartments using the summation method, etc. based on the yields of financial instruments and considering individual risks of the property concerned.
Terminal Capitalization Rate	(%)	5.4	The terminal cap rate was estimated by adding the uncertainties of future forecasts to the cap rate.
Value indicated by cost approach	JPY thousand	428,000	-
Land Ratio	(%)	67.3	-
Property Ratio	(%)	32.7	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

40

English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-4-028 Winbell Chorus Hiratsuka No.13
Appraisal Value	JPY 358,000,000
Appraiser	Japan Real Estate Institute
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	358,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	361,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	32,579	-
(a) Rental revenues including common service fees	JPY thousand	30,066	Rent income and common-area charge income (the “Rent Income, Etc.”) was posted based on the unit amount level of rents, etc. that could be stably received in the medium to long term, which was estimated based on factors such as the average rent, etc. from the current rental agreements, the levels of new rents, etc. that would be received if the property concerned were newly rented, and attributes of lessees occupying the property.
Parking fees	JPY thousand	1,308	Parking lot income was posted based on the unit amount level of fees that could be stably received in the medium to long term, which was estimated based on factors such as the average fees from the current rental agreements and the levels of fees that would be received if the parking lots were newly rented.
Other revenues	JPY thousand	2,884	Renewal fee income based on the assessment of the number of months for which the fees were received from individual tenants, the yearly average tenant turnover ratio, and average contract period was posted as “other income.” Also, income such as vending machine income and antenna income was included in “other income.” Key money income was not posted, taking into account the lease status of the property concerned.
(b)	Losses from vacancies	JPY thousand	1,679	Loss on vacancy, etc. was posted based on the occupancy rate level that would be stable in the medium to long term, which was estimated from the occupancy status and demand-supply trends of properties that were substitute competitors in similar districts in the same demand-supply area, occupancy status of the property concerned in the past, and future trends.
			The loss from vacancies was not posted due to the assessment of other income performed based on medium- to long-term forecasts.
Bad debt losses	JPY thousand	0	Posting of a bad debt loss was deemed unnecessary, considering the condition of lessees and other factors.
(2) Total Operating Expenses	JPY thousand	8,624	-
Operation costs	JPY thousand	1,321	Maintenance expenses consisting of cleaning fees, facility management fees, and security fees etc. were posted using the amounts paid in the past and maintenance expenses of similar properties as a reference and taking into account the individuality of the property concerned.
Utilities	JPY thousand	560	Utilities expenses for the common areas were posted after estimating the amount using those paid in the past as a reference, taking into account the utilities expenses of similar properties and the individuality of the property concerned and other factors.
Repairs and maintenance expense	JPY thousand	2,581	Expenses for restoration to original condition was posted after the calculation based on the level of expenses for restoration to original condition per unit paid due to change of tenants, the percentage paid by the lessors, general timing of expense payment, the extent of restoration to original condition, and other factors. The repair expenses were posted, taking into account the amounts paid in the past, the level of similar properties, the yearly average amount of repair and renewal expenses, etc. in engineering reports.
Property management fees	JPY thousand	833	Property management fees, which are dues paid to a contractor that operates tenant management, building management, etc., were estimated using remuneration rates, etc. based on the contract conditions as a reference and taking into account the remuneration rates for similar properties, the individuality of the property concerned, and other factors.
Tenant promotion fees, etc.	JPY thousand	1,060	Administrative fees for the solicitation of new tenants, contract signing, and tenancy renewal were posted after the calculation using the contract conditions and rental conditions, etc. of similar properties in the area as a reference. Rental fees, etc. were posted after the calculation based on the advertising expenses, etc. assessed from rental fees required for the solicitation, etc. of new tenants and the amounts paid in the past. Renewal fees were posted after the calculation based on the compensation paid to contractors upon signing renewal contracts, etc. taking into account the yearly average tenant turnover ratio, occupancy rate, and other factors.
Taxes and public dues	JPY thousand	2,112	(Land) The tax amount was posted, taking into account information on taxes and other public charges, tax burden adjustment measures, and other materials.
			(Buildings and depreciations) The tax amount was posted based on information on taxes and other public charges.
Nonlife insurance	JPY thousand	80	The amount of insurance premiums was posted, taking into account the premiums based on insurance policies, premium rates of buildings similar to the property concerned, and other factors.
Other expenses	JPY thousand	77	Cable TV service fees were posted as “other expenses.”
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	23,955	-
(4) Lump-sum Investment Return	JPY thousand	22	The management gain from one-off payments was estimated by assessing the number of months for security deposits that would be stable in the medium to long term based on the number of months for security deposits under the current rental conditions and when signing new contracts, multiplying the resulting number of months by the occupancy rate, and multiplying the resulting product by the management yield. The management yield deemed appropriate in the fund management during the deposit period was estimated to be 1.0%, taking into account factors such as interest rate levels in both the management and procurement.
(5) Capital Expenditure	JPY thousand	4,464	While renewal expenses required for the maintenance of building functions are incurred irregularly in reality, in this case the amount was estimated by assuming that an average amount of expected expenditure would be accumulated every year, taking into account the capital expenditure levels of similar properties, the building age, the yearly average amount of repair and renewal expenses in engineering reports, etc.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	19,513	-
(7) Capitalization Rate	(%)	5.4	The cap rate was estimated by adjusting the spread caused by the location, building, and other conditions of the property concerned for the yields that would be the standard for each district set by the institute and taking into account future uncertainty, yields on similar properties’ transactions, etc.
Value Indicated by DCF Method	JPY thousand	355,000	-
Discount Rate	(%)	5.2	The discount rate was estimated using the investment yields of similar properties as a reference and taking into account the individuality of the property concerned and other factors.
Terminal Capitalization Rate	(%)	5.6	The terminal cap rate was estimated using transaction yields, etc. of similar properties as a reference and comprehensively taking into account the future trends of investment yields, the risk of the property concerned as an investment target, general forecast for future economic growth rate, real estate prices, trends in rents, and other factors.
Value indicated by cost approach	JPY thousand	341,000	-
Land Ratio	(%)	50.9	-
Property Ratio	(%)	49.1	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

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English Translation The following is an English translation of the original Japanese press release and is being provided for informational purposes only.

Property Name	F-6-063 Prospect Katsura
Appraisal Value	JPY 480,000,000
Appraiser	DAIWA REAL ESTATE APPRAISAL CO.,LTD.
Date of Appraisal	September 30, 2019

Item		Details	Overview, etc.
Value indicated by income approach	JPY thousand	480,000	-
Value indicated by the Direct Capitalization Method	JPY thousand	486,000	-
(1) Total Operating Income: (a)-(b)	JPY thousand	39,270	-
(a) Rental revenues including common service fees	JPY thousand	33,908	The total of estimated rent income and common-area charge income standardized for the property concerned was posted based on the rent level of the current contracts and the level and trends of new rents at similar properties in the same demand-supply area, taking into account the medium- to long-term competitiveness of the property concerned.
Utility fees	JPY thousand	1,500	Utilities income posted is an estimate based on amounts earned in the past.
Parking fees	JPY thousand	1,440	Standardized parking lot income for the real property concerned was calculated taking into account its medium- to long-term competitiveness based on the rent level of the current contract and examples and trends of rental properties in the area.
Other revenues	JPY thousand	4,336	Key money income was posted taking into account the turnover and vacancy rates, and the antenna income, residents' association fees income, and land usage fees for utility poles were posted.
(b) Losses from vacancies	JPY thousand	1,914	The impact of vacancy on rental income from units considered stable in the medium to long run, common-area charge income, utilities income, and parking lot income, taking into account the competitiveness, etc. of the real property concerned, based on the past vacancy rates of the real property concerned and a standard vacancy rate of similar properties was estimated and posted.
Bad debt losses	JPY thousand	0	Bad debt loss is not posted due to acknowledgment that protection is provided by security deposits, etc.
(2) Total Operating Expenses	JPY thousand	11,261	-
Operation costs	JPY thousand	1,590	Maintenance expenses were posted after examining the levels of maintenance expenses of similar properties on the assumption that the current building management duties were generally within the standard range.
Utilities	JPY thousand	2,021	Utilities expenses posted are an estimate based on those of similar properties and the amounts paid in the past.
Repairs and maintenance expense	JPY thousand	1,979

Real estate expenses was posted based on the examination on engineering reports and using the levels of repair expenses of similar real properties.

Maintenance expenses for rental units incurred for the vacation of tenants was posted based on the assessment taking into account the turnover and vacancy rates.

Property management fees	JPY thousand	838	The property management fee was examined and posted based on the contract amount on the assumption that the current management duties were generally in a standard range and after the verification using the levels of property management fees of similar real properties.
Tenant promotion fees, etc.	JPY thousand	838	Tenant solicitation expenses, etc., were posted using the amounts paid in the past for rental units and parking lots whose tenants changed, to which an estimated turnover rate was applied, and considering tenant solicitation expenses, etc. estimated based on the levels of similar real properties.
Taxes and public dues	JPY thousand	2,663	Taxes and other public charges for the land were estimated based on the amounts paid in fiscal 2019, taking into account the tax burden level.
			Those for the building and other assets were estimated based on the amounts paid in fiscal 2019.
Nonlife insurance	JPY thousand	77	Non-life insurance premiums were posted after examining the levels of those for similar properties on the assumption that the current amounts were appropriate.
Other expenses	JPY thousand	1,256	Charges for using parking spaces outside the premises, expenses for EV mats, and utility pole usage fees were posted based on contract amounts or amounts paid in the past. The amount equivalent to 0.2% of operation revenue was posted as expenses for other property operation.
(3) Net Operating Income (NOI): (1)-(2)	JPY thousand	28,008	-
(4) Lump-sum Investment Return	JPY thousand	24	The amount posted was derived by multiplying the amount of estimated security deposits, etc. received by the management yield estimated by comprehensively examining the management status, etc. of one-off payments from both perspectives of management and procurement.
(5) Capital Expenditure	JPY thousand	3,245	The capital expenditure posted as posted based on the estimate based on engineering reports and levels of capital expenditures of similar real properties.
(6) Net Cash Flow (NCF): (3) + (4) - (5)	JPY thousand	24,788	-
(7) Capitalization Rate	(%)	5.1	The cap rate was estimated based on the yield of properties for similar use located in areas with the lowest risk, by adjusting the spread caused by the location conditions and building conditions such as the grade, age, and facility level of the property concerned, the level of its current rent in comparison to the market rent, contract conditions related to rights, and other conditions, and by using cap rates, etc. in the appraisals of J-REIT properties, etc. in the same demand-supply area as a reference.
Value Indicated by DCF Method	JPY thousand	477,000	-
Discount Rate	(%)	4.9	The discount rate was estimated using both a method based on comparison with transactions of similar properties and a method that took into account the individuality of properties to assess financial asset yields and through interviews, etc. with investors.
Terminal Capitalization Rate	(%)	5.3	The terminal cap rate was estimated based on the cap rate of the real property concerned at the time of assessment, comprehensively taking into account the possibility of an increase in capital expenditures due to the aging of the building, uncertain trends in the selling and buying market, and uncertain factors such as the impact of the passage of time on liquidity.
Value indicated by cost approach	JPY thousand	423,000	-
Land Ratio	(%)	68.7	-
Property Ratio	(%)	31.3	-

Other items of note by appraiser		None

Note: This document aims to announce to the public the disposition of assets, and it has not been prepared for the purpose of soliciting investments.

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